Integra Realty Resources
DFW, LLP

Appraisal Of Real Property

GSA Office
Office Property
4211 Cedar Springs Drive
Dallas, Dallas County, Texas 75219
Client Reference Number:

Prepared For:
Kent International Holdings, Inc.

Effective Date of the Appraisal:
November 9, 2012

IRR - DFW, LLP
File Number: 112-2012-1493





GSA Office
4211 Cedar Springs Drive
Dallas, Texas

Integra Realty Resources
DFW

700 E. Campbell Road
Suite 265
Richardson, Texas 75081

T 972-960-1222
F 972-960-2922
www.irr.com



November 16, 2012

Mr. Bryan P. Healey, CPA
Chief Financial Officer
Kent International Holdings, Inc.
5305 Miramar Lane
Colleyville, Texas 76034

SUBJECT: Market Value Appraisal
               GSA Office
               4211 Cedar Springs Drive
               Dallas, Dallas County, Texas 75219
               Integra DFW, LLP File No. 112-2012-1493

Dear Mr. Healey:

Integra Realty Resources – DFW, LLP is pleased to submit the accompanying appraisal of the referenced property. The purpose of the appraisal is to develop an opinion of the Fair Value, compliant with FAS 157. We have estimated the fair value of the leased fee interest, as of November 9, 2012. The client for the assignment is Kent International Holdings, Inc., and the intended use is for asset valuation purposes.

The appraisal is intended to conform with the Uniform Standards of Professional Appraisal Practice (USPAP), the Code of Professional Ethics and Standards of Professional Appraisal Practice of the Appraisal Institute, and the appraisal guidelines of Kent International Holdings, Inc.. The appraisal is also prepared in accordance with the appraisal regulations issued in connection with the Financial Institutions Reform, Recovery and Enforcement Act (FIRREA).

To report the assignment results, we use the self-contained report option of Standards Rule 2-2 of USPAP. Accordingly, this report contains all information significant to the solution of the appraisal problem.

Mr. Bryan P. Healey, CPA
Kent International Holdings, Inc.
November 16, 2012
Page 2

The subject is an existing single-tenant, Class B office property containing 39,329 square feet of rentable area. The improvements were constructed in 1985, and are 100% leased to GSA of the effective appraisal date. The site area is 0.84 acres, or 36,589 square feet.

Based on the valuation analysis in the accompanying report, and subject to the definitions, assumptions, and limiting conditions expressed in the report, our opinion of value is as follows:

VALUE CONCLUSIONS			
Appraisal Premise	Interest Appraised	Date of Value	Value Conclusion
Market Value As Is	Leased Fee	November 9, 2012	$4,400,000

EXTRAORDINARY ASSUMPTIONS & HYPOTHETICAL CONDITIONS
The value conclusions are subject to the following extraordinary assumptions and hypothetical conditions that may affect the assignment results.
1. An on-site inspection was conducted with limited access to some areas of the building. This analysis assumes the inspected portions of the building are representative of the non-inpsected areas.

If you have any questions or comments, please contact the undersigned. Thank you for the opportunity to be of service.

Respectfully submitted,

INTEGRA REALTY RESOURCES - DFW, LLP



Kent C. Cullins
Analyst
General Real Estate Appraiser Trainee
TX Certificate # 1331606-G

Mark R. Lamb, MAI, MRICS
Managing Director
Certified General Real Estate Appraiser
TX Certificate # 1321648-G

TABLE OF CONTENTS

SUMMARY OF SALIENT FACTS AND CONCLUSIONS

Property Name	GSA Office
Address	4211 Cedar Springs Drive
	Dallas, Texas 75219
Property Type	Office - Office
Owner of Record	Kent Texas Properties LLC
Tax ID	001616000901A0000
Land Area	0.84 acres; 36,589 SF
Gross Building Area	39,329 SF
Rentable Area	39,329 SF
Percent Leased	100%
Year Built	1985
Zoning Designation	Planned Development, Office Overlay
Highest and Best Use	
As if Vacant	Office use
As Improved	Continued office use
Exposure Time; Marketing Period	12 months; 12 months
Date of the Report	November 16, 2012

VALUE CONCLUSIONS

Appraisal Premise	Interest Appraised	Date of Value	Value Conclusion
Market Value As Is	Leased Fee	November 9, 2012	$4,400,000

EXTRAORDINARY ASSUMPTIONS & HYPOTHETICAL CONDITIONS

The value conclusions are subject to the following extraordinary assumptions and hypothetical conditions that may affect the assignment results.

1. An on-site inspection was conducted with limited access to some areas of the building. This analysis assumes the inspected portions of the building are representative of the non-inpsected areas.

PART TWO		
Number of Tenants	1	
Average Contract Rent/SF	$18.98	
Average Market Rent/SF	$19.00	
Major Tenant and Expiration	United States, General Services Administration	01/16/18
Major Tenant SF and Contract Rent	39,329	$18.98
Sales Comparison Approach		
Number of Sales	4	
Range of Sale Dates	Dec-10 to Mar-12	
Range of Unit Prices	$91.70 to $163.59	
Indicated Value	$4,500,000	($114.42/SF)
Income Capitalization Approach		
Potential Gross Income at Stabilization	$814,388	($20.71/SF)
Stabilized % Vacancy & Collection Loss	4.0%	
Effective Gross Income	$781,813	($19.88/SF)
Operating Expenses	$345,284	($8.78/SF)
Operating Expense Ratio	44.2%	
Net Operating Income at Stabilization	$436,529	($11.10/SF)
Capitalization Rate Applied and Value	8.00%	$5,500,000
Discount Rate Applied and Value	9.00%	$4,400,000
Indicated Value	$4,400,000	($111.88/SF)
Market Value Conclusion	$4,400,000	($111.88/SF)

GENERAL INFORMATION

IDENTIFICATION OF SUBJECT

The subject is an existing single-tenant, Class B office property containing 39,329 square feet of rentable area. The improvements were constructed in 1985, and are 100% leased to GSA of the effective appraisal date. The site area is 0.84 acres, or 36,589 square feet. A legal description of the property is in the Addenda.

PROPERTY IDENTIFICATION	
Property Name	GSA Office
Address	4211 Cedar Springs Drive
	Dallas, Texas 75219
Tax ID	001616000901A0000
Legal Description	Lot 1A, Block 9/1616, Headwaters Addition

CURRENT OWNERSHIP AND SALES HISTORY

The owner of record is Kent Texas Properties LLC. This party acquired the property from Qualified Investment Corp. on March 7, 2011 for a price of $4,325,000. To the best of our knowledge, no other sale or transfer of ownership has occurred within the past three years.

TYPE OF VALUE, PROPERTY RIGHTS AND EFFECTIVE DATE

The purpose of the appraisal is to develop an opinion of the Fair Value, compliant with FAS 157. We estimate the fair value of the leased fee interest, as of November 9, 2012. The date of the report is November 16, 2012.

DEFINITION OF FAIR VALUE

Exit Market (as defined in SFAS 157)

The exit market is the requesting entity's principal market (transacting greatest volume with highest level of activity) or, in its absences, the most advantageous market that maximizes the value of the asset in its "highest and best use" from the perspective of that market participant.

Fair Value Measurement (as defined in SFAS 157)

An exit price to sell the asset in a hypothetical orderly transaction with a hypothetical market participant in the entity's referenced exit market. It is neither a forced transaction, a distressed sale, nor a time distressed sale. This is not equivalent to an orderly liquidation value.

DEFINITION OF PROPERTY RIGHTS APPRAISED

Leased fee interest is defined as: "An ownership interest held by a landlord with the rights of use and occupancy conveyed by lease to others. The rights of the lessor (the leased fee owner) and the lessee are specified by contract terms contained within the lease." (Source: The Dictionary of Real Estate Appraisal, Fourth Edition, 2002.)

CLIENT, INTENDED USER AND INTENDED USE

The client and intended user is Kent International Holdings, Inc. The intended use is for asset valuation purposes. The appraisal is not intended for any other use or user.

PRIOR SERVICES

We have performed services in connection with the subject property within the three-year period immediately preceding acceptance of this assignment.

APPLICABLE REQUIREMENTS

This appraisal is intended to conform to the requirements of the following:

- Uniform Standards of Professional Appraisal Practice (USPAP);
- Code of Professional Ethics and Standards of Professional Appraisal Practice of the Appraisal Institute;
- Appraisal requirements of Title XI of the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA), revised June 7, 1994;
- Appraisal guidelines of Kent International Holdings, Inc..
- SFAS 157 Fair Value valuation study definitions and requirements.

SCOPE OF WORK

To determine the appropriate scope of work for the assignment, we considered the intended use of the appraisal, the needs of the user, the complexity of the property, and other pertinent factors. Our concluded scope of work is described below.

VALUATION METHODOLOGY

Appraisers usually consider the use of three approaches to value when developing a market value opinion for real property. These are the cost approach, sales comparison approach, and income capitalization approach. Use of the approaches in this assignment is summarized as follows:

APPROACHES TO VALUE		
Approach	Applicability to Subject	Use in Assignment
Cost Approach	Not applicable	Not Utilized
Sales Comparison Approach	Applicable	Utilized
Income Capitalization Approach	Applicable	Utilized

The **income capitalization approach** is the most reliable valuation method for the subject due to the following:

- ▪ The probable buyer of the subject would base a purchase price decision primarily on the income generating potential of the property and an anticipated rate of return.

- ▪ Sufficient market data regarding income, expenses, and rates of return, is available for analysis.

The **sales comparison approach** is an applicable valuation method because:

- ▪ There is an active market for similar properties, and sufficient sales data is available for analysis.

- ▪ This approach directly considers the prices of alternative properties having similar utility.

DATA RESEARCH AND ANALYSIS

The process employed to collect, verify, and analyze relevant data is detailed in individual sections of the report. This includes the steps we took to verify comparable sales, which are disclosed in the comparable sale profile sheets in the addenda to the report. Although we make a concerted effort to confirm the arms-length nature of each sale with a party to the transaction, it is sometimes necessary to rely on secondary verification from sources deemed reliable.

PROPERTY INSPECTION

Kent C. Cullins conducted an interior and exterior inspection of the property on November 9, 2012. Mark Lamb, MAI, MRICS conducted an interior and exterior inspection on March 2, 2011.

REPORT FORMAT

The report has been prepared under the summary report option of Standards Rule 2-2(b) of USPAP. As such, it contains summary discussions of the data, reasoning, and analyses that are used in the appraisal process whereas supporting documentation is retained in our file. The depth of discussion contained in this report is specific to the needs of the client and the intended use of the appraisal

ECONOMIC ANALYSIS

DALLAS MSA AREA ANALYSIS

The subject is located in the Dallas-Fort Worth-Arlington, TX Metropolitan Statistical Area, hereinafter called the Dallas MSA, as defined by the U.S. Office of Management and Budget. The Dallas MSA is 8,990 square miles in size, and is the fourth most populous metropolitan area in the nation.

POPULATION

The Dallas MSA has an estimated 2012 population of 6,581,212, which represents an average annual 2.0% increase over the 2000 census of 5,161,544. The Dallas MSA added an average of 118,306 residents per year over the 2000-2012 period, and its annual growth rate exceeded the State of Texas rate of 1.8%.

POPULATION TRENDS					
	Population			Compound Ann. % Chng	
	2000 Census	2012 Est.	2017 Est.	2000 - 2012	2012 - 2017
Dallas-Fort Worth-Arlington, TX	5,161,544	6,581,212	7,157,311	2.0%	1.7%
Texas	20,851,820	25,897,508	27,967,376	1.8%	1.5%
Source: Claritas					

Looking forward, the Dallas MSA's population is projected to increase at a 1.7% annual rate from 2012-2017, equivalent to the addition of an average of 115,220 residents per year. The Dallas MSA's growth rate is expected to exceed that of Texas, which is projected to be 1.5%.

EMPLOYMENT

Total employment in the Dallas MSA is currently estimated at 2,961,300 jobs. Between year end 2001 and the present, employment rose by 219,400 jobs, equivalent to a 8.0% increase over the entire period. There were gains in employment in six out of the past ten years despite two national economic downturns during this time. Job growth in the Dallas MSA turned positive in 2010 and remained so in 2011.

Although the Dallas MSA's employment rose over the last decade, it was surpassed by Texas, which experienced an increase in employment of 12.7% or 1,204,700 jobs over this period. Trends in employment are a key indicator of economic health and strongly correlate with real estate demand.

EMPLOYMENT TRENDS						
	Total Employment (Year End)				Unemployment Rate (Ann. Avg.)	
Year	Dallas MSA	% Change	Texas	% Change	Dallas MSA	Texas
2001	2,741,900		9,502,600		4.7%	5.0%
2002	2,704,100	-1.4%	9,472,900	-0.3%	6.5%	6.3%
2003	2,685,700	-0.7%	9,465,100	-0.1%	6.6%	6.7%
2004	2,745,500	2.2%	9,658,200	2.0%	5.8%	6.0%
2005	2,827,900	3.0%	9,967,500	3.2%	5.2%	5.4%
2006	2,923,100	3.4%	10,297,500	3.3%	4.8%	4.9%
2007	2,999,100	2.6%	10,616,900	3.1%	4.3%	4.4%
2008	2,967,700	-1.0%	10,667,000	0.5%	5.0%	4.9%
2009	2,859,800	-3.6%	10,298,200	-3.5%	7.8%	7.5%
2010	2,910,100	1.8%	10,517,900	2.1%	8.3%	8.2%
2011	2,961,300	1.8%	10,707,300	1.8%	8.1%	7.9%
Overall Change 2001-2011	219,400	8.0%	1,204,700	12.7%		
Avg Unemp. Rate 2001-2011					6.1%	6.1%
Unemployment Rate - January 2012					7.4%	7.6%

Source: Bureau of Labor Statistics and Economy.com. Employment figures are from the Current Employment Survey (CES). Unemployment rates are from the Current Population Survey (CPS). The figures are not seasonally adjusted.

Unemployment rate trends are another way of gauging an area's economic health. Over the past decade, the Dallas MSA has had a 6.1% average unemployment rate, which is the same as the rate for Texas.

At the current time, the Dallas MSA unemployment rate is 7.4% in comparison to a 7.6% rate for Texas, a positive sign for the Dallas MSA economy but one that must be tempered by the fact that the Dallas MSA has underperformed Texas in the rate of job growth in 2010 and 2011.

EMPLOYMENT SECTORS

The composition of the Dallas MSA job market is depicted in the chart below, along with that of Texas. Total employment for both areas is broken down by major employment sector, and the sectors are ranked from largest to smallest based on the percentage of Dallas MSA jobs in each category.

EMPLOYMENT SECTORS - 2012



Source: Bureau of Labor Statistics and Economy.com

The Dallas MSA has greater concentrations than Texas in the following employment sectors:

1. Trade; Transportation; and Utilities, representing 20.9% of Dallas MSA payroll employment compared to 20.1% for Texas as a whole. This sector includes jobs in retail trade, wholesale trade, trucking, warehousing, and electric, gas, and water utilities.

2. Professional and Business Services, representing 15.2% of Dallas MSA payroll employment compared to 12.8% for Texas as a whole. This sector includes legal, accounting, and engineering firms, as well as management of holding companies.

3. Leisure and Hospitality, representing 10.1% of Dallas MSA payroll employment compared to 9.8% for Texas as a whole. This sector includes employment in hotels, restaurants, recreation facilities, and arts and cultural institutions.

4. Manufacturing, representing 8.7% of Dallas MSA payroll employment compared to 7.9% for Texas as a whole. This sector includes all establishments engaged in the manufacturing of durable and nondurable goods.

The Dallas MSA is underrepresented in the following sectors:

5. Government, representing 13.2% of Dallas MSA payroll employment compared to 16.7% for Texas as a whole. This sector includes employment in local, state, and federal government agencies.

6. Education and Health Services, representing 12.4% of Dallas MSA payroll employment compared to 13.6% for Texas as a whole. This sector includes employment in public and private schools, colleges, hospitals, and social service agencies.

7. Mining & Construction, representing 5.2% of Dallas MSA payroll employment compared to 7.6% for Texas as a whole. This sector includes construction of buildings, roads, and utility systems, as well as mining, quarrying, and oil and gas extraction.

8. Other Services, representing 3.5% of Dallas MSA payroll employment compared to 3.5% for Texas as a whole. This sector includes establishments that do not fall within other defined categories, such as private households, churches, and laundry and dry cleaning establishments.

MAJOR EMPLOYERS

Major employers in the Dallas MSA are shown in the table below.

MAJOR EMPLOYERS	
Dallas-Fort Worth-Arlington, TX	
Name	Number of Employees
1 American Airlines	24,888
2 Texas Health Resources	24,189
3 Bank of America	20,000
4 Dallas ISD	18,868
5 Baylor Health Care System	17,097
6 Lockheed Martin	15,000
7 JP Morgan Chase	13,500
8 City of Dallas	13,369
9 UT-Southwestern Medical Center at Dallas	13,053
10 HCA North Texas Division	11,400
Source: Texas A&M Real Estate Center - 2012 Texas Market Reports - DFWMSA	

GROSS DOMESTIC PRODUCT

The Dallas MSA is the sixth largest metropolitan area economy in the nation based on Gross Domestic Product (GDP).

Economic growth, as measured by annual changes in GDP, has been somewhat lower in the Dallas MSA than Texas overall during the past eight years. The Dallas MSA has grown at a 2.6% average annual rate while Texas has grown at a 2.7% rate. As the national economy recovers from the downturn of 2008-2009, the Dallas MSA continues to underperform Texas. The Dallas MSA's GDP rose by 2.5% in 2010 while Texas's GDP rose by 2.8%.

The Dallas MSA has a per capita GDP of $52,782, which is 21% greater than Texas's GDP of $43,799. This means that Dallas MSA industries and employers are adding relatively more value to the economy than their counterparts in Texas.

GROSS DOMESTIC PRODUCT				
Year	($ Mil) Dallas MSA	% Change	($ Mil) Texas	% Change
2003	289,977		918,039	
2004	305,980	5.5%	968,363	5.5%
2005	311,700	1.9%	970,997	0.3%
2006	326,287	4.7%	1,017,505	4.8%
2007	340,562	4.4%	1,072,656	5.4%
2008	342,301	0.5%	1,070,825	-0.2%
2009	338,586	-1.1%	1,076,412	0.5%
2010	347,161	2.5%	1,106,236	2.8%
Compound % Chg (2003-2010)		2.6%		2.7%
GDP Per Capita 2010	$52,782		$43,799	

Source: Bureau of Economic Analysis and Economy.com; data released September 2011.

Gross Domestic Product is a measure of economic activity based on the total value of goods and services produced in a specific geographic area. The figures in the table above represent inflation adjusted "real" GDP stated in 2005 dollars.

HOUSEHOLD INCOME

The Dallas MSA is more affluent than Texas. Median household income for the Dallas MSA is $55,732, which is 17.1% greater than the corresponding figure for Texas.

MEDIAN HOUSEHOLD INCOME - 2012	
Dallas-Fort Worth-Arlington, TX	$55,732
Texas	$47,613
Comparison of Dallas-Fort Worth-Arlington, TX to Texas	+ 17.1%
Source: Claritas	

The chart below shows the distribution of households across eleven income levels. The Dallas MSA has a greater concentration of households in the higher income levels than Texas. Specifically, 35% of Dallas MSA households are at the $75,000 or greater levels in household income as compared to 29% of Texas households. A lesser concentration of households is apparent in the lower income levels, as 30% of Dallas MSA households are below the $35,000 level in household income versus 37% of Texas households.



HOUSEHOLD INCOME DISTRIBUTION - 2012

Source: Claritas

EDUCATION AND AGE

Residents of the Dallas MSA have a higher level of educational attainment than those of Texas. An estimated 30% of Dallas MSA residents are college graduates with four year degrees, versus 26% of Texas residents. People in the Dallas MSA are similar in age to their Texas counterparts. The median age of both the Dallas MSA and Texas is 33 years.



EDUCATION AND AGE - 2012

Source: Claritas

CONCLUSION

The national economic downturn of 2008-2009 had less of an impact on the Dallas MSA than on many areas of the country.

Over the long term, the Dallas MSA will benefit from a growing population base and higher income and education levels. The Dallas MSA experienced growth in the number of jobs over the past decade, and it is reasonable to assume that employment growth will occur in the

future. Moreover, the Dallas MSA gains strength from being the fourth most populous metropolitan area in the country and generating a higher level of GDP per capita than Texas overall. Based on these factors, we anticipate that the Dallas MSA economy and employment base will grow, strengthening the demand for real estate.

AREA MAP


Subject
4211 Cedar Springs Rd
Dallas, TX 75219
Dallas
Fort Worth
Arlington
Irving
Grand Prairie
Garland
Mesquite
Richardson
Carrollton
Plano
Coppell
Farmers Branch
Addison
Highland Park
Grapevine
Southlake
Keller
Colleyville
Bedford
Euless
Hurst
North Richland Hills
Haltom City
Richland Hills
Watauga
Saginaw
Blue Mound
Lake Worth
Sansom Park
River Oaks
Westworth
White Settlement
Benbrook
Edgecliff Village
Forest Hill
Everman
Kennedale
Pantego
Crowley
Burleson
Rendon
Mansfield
Cedar Hill
Duncanville
DeSoto
Lancaster
Hutchins
Wilmer
Glenn Heights
Cockrell Hill
Balch Springs
Seagoville
Rowlett
Sachse
Buckingham
Roanoke
Trophy Club
Azle
Eagle Mountain
Eagle Mountain Lake
Grapevine Lake
North Lake
Bear Creek
Village Creek
Lake Arlington
Joe Pool Lake
Mountain Creek
Walnut Creek
White Rock Creek
Parkdale Lake
Lemmon Lake
Elm Branch Trinity
Dallas North Tollway
SE 8th St
T E X A S
T A R R A N T
D A L L A S
C O L L I N
Belt Line Rd
Broadway Blvd

SURROUNDING AREA ANALYSIS

BOUNDARIES

The property is located in the Oak Lawn-Deep Ellum submarket which contains the zip codes 75204, 75219, 75226, and 75246.

A map highlighting the subject's location within the Oak Law-Deep Ellum submarket is below.



ACCESS AND LINKAGES

A map below highlights the major arterials in the Oak Lawn-Deep Ellum submarket.



As shown above, major arterials that provide access to the submarket include North Central Expressway, Dallas North Tollway, Interstate 45 and Interstate 30. It should be noted that the Dallas North Tollway is a tollroad and is operated by the North Texas Tollway Authority (NTTA).

Public transportation is provided by Dallas Area Rapid Transit (DART) and provides access to the Dallas CBD. However, the primary mode of transportation in this area is the automobile. A map below shows DART lines in the submarket.



Additionally, Dallas is served by two main airports: DFW Airport and Dallas Love Field. The former, and larger of the two, is located approximately 13 miles from the subject. It served 56 million passengers in 2009 and ranked third globally in terms of operations. Prior to DFW Airport opening in 1974, Dallas Love Field was the city's primary airport. Today it serves as a focus city for Dallas-based Southwest Airlines and is approximately 2 miles from the subject.

DEMAND GENERATORS

Downtown Dallas has over 2,500 businesses. Among the 200 businesses with corporate or regional headquarters in Downtown are Belo, Blockbuster, Hunt Consolidated, Lincoln Property Co., Neiman Marcus, Omnicon, Oncor Group, Radiologix, RTKL Associates, SWS Group, Trammell Crow Company, Turner Construction and TXU. Approximately 34% of Downtown businesses have operated in the central business district for ten years or less. The median number of years of operation is 16. Approximately nine percent of Downtown companies employ 100 or more people.

Fire and police stations are considered adequate for the submarket. The submarket falls within the Dallas Independent School District area and schools in the immediate area are considered adequate as well. Proximity to parks, open space and other passive recreation is above average.

DEMOGRAPHICS

A demographic profile of the surrounding area, including population, households, and income data, is presented in the following table.

SURROUNDING AREA DEMOGRAPHICS					
2012 Estimates	1-Mile Radius	3-Mile Radius	5-Mile Radius	Dallas-Fort Worth-Arlington, TX	Texas
Population 2000	32,183	146,000	346,920	5,161,544	20,851,820
Population 2012	31,522	153,976	334,082	6,581,212	25,897,508
Population 2017	32,589	161,236	339,158	7,157,311	27,967,376
Compound % Change 2000-2012	-0.2%	0.4%	-0.3%	2.0%	1.8%
Compound % Change 2012-2017	0.7%	0.9%	0.3%	1.7%	1.5%
Households 2000	16,040	57,759	135,030	1,881,056	7,393,354
Households 2012	18,116	71,451	144,981	2,382,217	9,222,834
Households 2017	19,047	76,907	150,772	2,598,551	9,990,489
Compound % Change 2000-2012	1.0%	1.8%	0.6%	2.0%	1.9%
Compound % Change 2012-2017	1.0%	1.5%	0.8%	1.8%	1.6%
Median Household Income 2012	$48,367	$49,151	$45,604	$55,732	$47,613
Average Household Size	1.7	2.0	2.2	2.7	2.7
College Graduate %	51%	48%	42%	30%	26%
Median Age	36	34	33	33	33
Owner Occupied %	34%	35%	38%	62%	64%
Renter Occupied %	66%	65%	62%	38%	36%
Median Owner Occupied Housing Value	$223,659	$260,599	$244,727	$142,951	$123,576
Median Year Structure Built	1981	1977	1971	1986	1983
Avg. Travel Time to Work in Min.	21	22	24	29	27

Source: Claritas

As shown above, the current population within a 3-mile radius of the subject is 153,976, and the average household size is 2.0. Population in the area has grown since the 2000 census, and this trend is projected to continue over the next five years. Compared to the Dallas MSA overall, the population within a 3-mile radius is projected to grow at a slower rate.

Median household income is $49,151, which is lower than the household income for the Dallas MSA. Residents within a 3-mile radius have a considerably higher level of educational attainment than those of the Dallas MSA, while median owner occupied home values are considerably higher.

LAND USE

In the immediate vicinity of the subject, predominant land uses include a mix of residential, multifamily, and retail. Other land use characteristics are summarized below.

SURROUNDING AREA LAND USES	
Character of Area	Urban
Predominant Age of Improvements	20 – 50 years
Predominant Quality and Condition	Above-Average
Approximate Percent Developed	95%
Infrastructure/Planning	Above Average
Predominant Location of Undeveloped Land	Infill
Prevailing Direction of Growth	Redevelopment

SUBJECT'S IMMEDIATE SURROUNDINGS	
North	Wycliff Avenue and single family residential
South	Mixed Use (Multifamily and ground floor retail)
East	Kroger store
West	Multifamily residential and vacant land

DEVELOPMENT ACTIVITY AND TRENDS

During the last five years, the subject's neighborhood has experienced an increase in population, number of households, household income and family household income.

This area is experiencing a rebirth with new development. Several multi-family communities have been built over the past five years. In addition, due to the close proximity to such employment bases as Baylor Medical Center and Downtown, many residents are choosing to relocate to the area.

Klyde Warren Park

Klyde Warren Park is a hub that will transform Dallas into a truly walkable city as it connects Uptown, Downtown, the Arts District and Victory Park. The development consists of a 5.2 acre deck park over four blocks of Woodall Rodgers Freeway and recently opened on October 27th, 2012. It includes a performance pavilion, a restaurant, walking trails, a dog park, a children's discovery garden and playground, water features, several plazas, wireless internet access, and a games area.



According to an economic impact report prepared by Insight Research Corporation, development and operation of Klyde Warren Park itself will create $312.7 million in economic benefit including 182 new jobs and $12.7 million in tax revenue benefits.   Another $91.1 million in increased tax revenues for the city, county, school and hospital districts will be generated by increases in land values and two real estate projects expected to be built solely as a result of the park's creation. The report also projects an increase in new office space construction and absorption within one half mile of the park, further enhancing Dallas' tax base.

Arts District

The Dallas Arts District is the largest urban arts district in the nation, spanning 68 acres and 19 blocks. The Dallas Arts District was established in 1983 to provide state-of-the-art facilities to foster the development of cultural arts and serve diverse audiences. Anchored by the Dallas Museum of Art, The Morton H. Meyerson Symphony Center, the Wyly Theatre, the Nasher Sculpture Center, the Winspear Opera House, and the Booker T. Washington High School for the Performing and Visual Arts, the neighborhood serves as the foundation for creative vitality throughout the region. Other developments within the area include The Arts Apartments, the only rental units in the Arts District, and One Arts Plaza which houses 7-Eleven's corporate headquarters.

Developments under construction in the Arts District include:



- Museum Tower, a 42-story condo tower with 116 luxury residences

- City Performance Hall, a 750-seat hall that will host performances by Dallas' smaller performing arts organizations

Developments planned in the Arts District include:

- The Spire, a six-building complex that will initially include 360,000 square feet of office, 25,000 square feet of retail, and 36 residential units

- Hall Arts Towers, a $120 million tower with approximately 430,000 square feet of office and 30,000 square feet of retail space

- 2121 Flora, a mixed-use project with a 25-80 room boutique hotel, 80 to 150 condos, and 60,000 square feet of retail space

- Two Arts Plaza, a $150 million, 1.1-million-square-foot, 22-floor mixed-use development with 50 condos on the top floors over office and retail space

- Three Arts Plaza, a 25-floor tower of hotel or office space

Victory Park

Victory Park began with the remediation of a brownfield and the opening of the 42,000-seat, $420 million American Airlines Center. It is a 75-acre mixed-use urban district that includes retail, office, residential, and hotel. It is anchored by the city-owned American Airlines Center (AAC), which is home to the NBA's Dallas Mavericks and the NHL's Dallas Stars. The AAC hosts over 240 events per year and attracts over 3 million visitors. Hillwood, the developer, estimates that Victory Park is seen by over 500,000 vehicles per day.

The Perot Museum of Nature and Science at Victory Park is planned to open in early 2013. The state-of-the-art nature and science museum will supplement existing facilities at Fair Park. Designed by 2005 Pritzker Prize Laureate Thom Mayne, the museum will be built on a 4.7-acre site at the northwest corner of Woodall Rodgers Freeway and Field Street. The 180,000 square foot building will be approximately 14 stories and will resemble a large cube.

OUTLOOK AND CONCLUSIONS

The area is in the revitalization stage of its life cycle. Given the history of the area and the growth trends, it is anticipated that property values will increase in the near future.

In comparison to other areas in the region, the area is rated as follows:

SURROUNDING AREA ATTRIBUTE RATINGS	
Highway Access	Above Average
Demand Generators	Above Average
Convenience to Support Services	Above Average
Convenience to Public Transportation	Average
Employment Stability	Above Average
Police and Fire Protection	Average
Property Compatibility	Above Average
General Appearance of Properties	Above Average
Appeal to Market	Above Average
Price/Value Trend	Average

SURROUNDING AREA MAP


Subject
4211 Cedar Springs Rd
Dallas, TX 75219
Dallas
Cedar Springs Rd
Kings Rd
Lemmon Ave
Bowser Ave
Holland Ave
Herschel Ave
Newton Ave
Avondale Ave
Irving Ave
Rawlins St
Vandelia St
N Hall St
Hartford St
Raleigh Pl
The Mall
Maple Ave
Crestview Dr
Denton Dr
Cass St
Hawthorne Ave
Afton St
Brown St
Dickason Ave
Dallas North Tollway
Douglas Ave
Knight St
Throckmorton St
Reagan St
Oak Lawn Ave
Blackburn St
Sylvan Dr
289
Lee Pkwy
Turtle Creek Blvd
Lemmon Ave E
Wycliff Ave
Sylvester St
Congress Ave
Production Dr
Lucas Dr
Arroyo Ave
Hondo Ave
Vagas St
Fairmount St
Gillespie St
Sale St
Carlisle St
McKinney Ave
Bowen St
N Hall St
354
Market Center Blvd
Harry Hines Blvd
Maple Ave
Welborn St
Hood St
Enid St
Turtle Creek Blvd
Allen St
430B
430A

OFFICE MARKET ANALYSIS

METRO AREA OVERVIEW

Supply and demand indicators for office space in the Dallas area, including inventory levels, absorption, vacancy, and rental rates for all classes of space are presented below. The data is provided by *REIS, Inc.*, a recognized source.

DALLAS METRO AREA OFFICE MARKET

Year	Quarter	Inventory (SF)	Completions (SF)	Vacancy %	Net Absorption (SF)	Effective Rental Rate	% Change
2003	Annual	150,927,000	1,060,000	26.7%	-2,485,000	$14.90	-6.2%
2004	Annual	149,615,000	874,000	26.4%	-523,000	$14.57	-2.2%
2005	Annual	149,751,000	810,000	23.8%	4,001,000	$14.80	1.6%
2006	Annual	150,017,000	2,054,000	21.4%	3,854,000	$15.70	6.1%
2007	Annual	151,941,000	2,522,000	21.1%	1,963,000	$16.43	4.6%
2008	Annual	153,174,000	2,690,000	22.9%	-1,896,000	$16.46	0.2%
2009	Annual	153,690,000	1,582,000	24.3%	-1,620,000	$15.19	-7.7%
2010	Annual	153,670,000	362,000	24.5%	-480,000	$14.84	-2.3%
2011	Annual	153,424,000	0	23.8%	1,023,000	$15.04	1.3%
2012	3	153,424,000	0	23.6%	210,000	$15.19	

Source: REIS, Inc.; compiled by Integra Realty Resources, Inc.

VACANCY RATE VS EFFECTIVE RENTAL RATE



Source: REIS, Inc.; compiled by Integra Realty Resources, Inc.

The Dallas office market contains an overall inventory of about 153,424,000 square feet. Overall inventory has increased at a 0.2% annual compound rate since 2003.

The market has generally weakened until 2011 when it began to recover. The overall vacancy rate is estimated to be 23.6% as of the current time, which represents a modest increase from a low mark of 21.1% reported in 2007. Absorption turned negative in 2008 as the effects of the national economic slowdown were felt. Since that time absorption has continued to be negative as vacancy has increased.

The effective rental rate is $15.19 per square foot, which represents an increase from a low mark of $14.84 per square foot in 2010. Rental rates have increased an average of 1.3% per year since that time.

SUBMARKET ANALYSIS

The subject is a Class B/C property located in the Oaklawn office submarket. Key supply and demand indicators for all classes of space in this submarket are displayed in the table below, followed by a separate table showing Class B/C properties only.

OAKLAWN SUBMARKET

Year	Quarter	Inventory (SF)	Completions (SF)	Vacancy %	Net Absorption (SF)	Effective Rental Rate	% Change
2003	Annual	1,507,000	0	17.0%	-10,000	$15.88	-3.1%
2004	Annual	1,507,000	0	19.6%	-39,000	$15.38	-3.1%
2005	Annual	1,467,000	0	16.1%	19,000	$15.45	0.5%
2006	Annual	1,467,000	0	15.9%	3,000	$16.28	5.4%
2007	Annual	1,467,000	0	10.9%	73,000	$17.26	6.0%
2008	Annual	1,431,000	0	13.7%	-72,000	$18.16	5.2%
2009	Annual	1,431,000	0	20.6%	-99,000	$16.67	-8.2%
2010	Annual	1,431,000	0	21.3%	-10,000	$16.30	-2.2%
2011	Annual	1,431,000	0	20.7%	9,000	$16.64	2.1%
2012	3	1,431,000	0	27.5%	-97,000	$16.88	

Source: REIS, Inc.; compiled by Integra Realty Resources, Inc.

SUBMARKET - CLASS B/C PROPERTIES

Year	Quarter	Inventory (SF)	Completions (SF)	Vacancy %	Net Absorption (SF)	Asking Rental Rate	% Change
2003	Annual	656,000	0	19.5%	-13,000	$14.62	-2.3%
2004	Annual	656,000	0	22.0%	-16,000	$13.32	-8.9%
2005	Annual	616,000	0	17.0%	-1,000	$13.34	0.2%
2006	Annual	616,000	0	20.8%	-23,000	$13.75	3.1%
2007	Annual	616,000	0	14.8%	37,000	$14.53	5.7%
2008	Annual	580,000	0	17.4%	-46,000	$16.02	10.3%
2009	Annual	580,000	0	21.9%	-26,000	$16.01	-0.1%
2010	Annual	580,000	0	17.8%	24,000	$15.34	-4.2%
2011	Annual	580,000	0	30.5%	-74,000	$15.17	-1.1%
2012	3	580,000	0	34.8%	-25,000	$15.06	

Source: REIS, Inc.; compiled by Integra Realty Resources, Inc.

Supply Analysis

The Oaklawn submarket contains an overall inventory of 1,431,000 square feet, of which 580,000 square feet or 41% are Class B/C properties. The submarket, Class B/C properties included, has not added any new inventory over the past 10 years.

New and Proposed Construction

Within the Oaklawn submarket, the following are planned or under construction office properties.

	Dallas Office New Construction Listings As of 11/6/2012				Est. Groundbreak Month	Est. Groundbreak Year	Est. Completion Month	Est. Completion Year	Size SF/Units	Status
Property Name	Date As Of:	Secondary Type		Street Address						
OFFICE TOWER AT VICTORY PARK	11/05/2012	Office		VICTORY AVE @ MUSEUM WAY\HIGH MARKET ST	05	2013	05	2015	400000	Planned
TRT HOLDINGS INC HEADQUARTERS	07/25/2012	Office--Owner Occ.		4001 MAPLE AVE @ REAGAN ST	05	2012	06	2013	170000	Under Constr.
**Shaded Rows: Yellow (Confirmed with change), and Individual Cell Changes are bolded.*										

Vacancy Rate Trends

Vacancy rate trends for the Oaklawn submarket are charted below.

VACANCY RATE COMPARISON

Vacancy Rate



Source: REIS, Inc.; compiled by Integra Realty Resources, Inc.

Overall submarket vacancy (all classes of space combined) is estimated at 27.5% as of 2012, which represents a substantial increase from a low mark of 10.9% in 2007. Class B/C vacancy is higher at 34.8% and has increased after hitting a low point of 14.8% in 2007.

Rental Rate Trends

Trends in reported rents for the Oaklawn submarket are shown in the following chart.

RENTAL RATE COMPARISON

Asking Rent



Source: REIS, Inc.; compiled by Integra Realty Resources, Inc.

The average effective rent for the overall submarket is $16.88 per square foot, which represents a increase from the low mark of $16.30 in 2010. Reported rents have increased an average of 2.1% per year since that time.

The Class B/C asking rental rate is lower at $15.06 per square foot and has been moving downward since its peak of $16.02 in 2008. *REIS* does not report effective rents for Class B/C properties; therefore, asking rents are used in this analysis.

Demand Analysis

The Oaklawn submarket tends to attract multi-national and local growth-oriented companies active in energy, healthcare, engineering, and financial services among others. The probable space user of the subject would likely fit this market tenant profile.

Given past and current trends in the submarket, the likelihood of increased demand for office space in the short term is limited. However, prospects for the longer term are expected to improve in late 2012.

PEER GROUP ANALYSIS

Most relevant to the subject is the demand and supply of its primary competitors (i.e., peer group). A summary of the office buildings considered to be direct competition for the subject is shown below:

SUMMARY OF COMPETITIVE PROPERTIES

No.	Property Name/Address	Rentable Area (SF)	Occupancy Rate	Year Built	Rent/ Square Foot	Lease Type
1	2929 Carlisle Dallas, Texas	59,863	74.8%	1981	$18.00	+ E
2	3219 McKinney Dallas, Texas	22,273	100%	1986	N/A	N/A
3	2603 Oak Lawn Dallas, Texas	34,895	100%	1986	16.00	Full Service
4	4145 Travis Street Dallas, Texas	19,537	100%	1981	N/A	N/A
5	3738 Oak Lawn Dallas, Texas	27,411	100%	1985	N/A	N/A

COMPETITIVE PROPERTIES MAP



Highland Park
Southwestern Medical Center
Dallas North Tollway
N Central Expy
N Stemmons Fwy
Woodall Rodgers Fwy
Trinity River Greenbelt Park
Elm Fork Creek
Fish Trap Park
Fair Park
Dallas
Loop 354
McFarlin Blvd
Mockingbird Ln
Harry Hines Blvd
Lemmon Ave
Oak Lawn Ave
McKinney Ave
Cedar Springs Rd
Inwood Rd
Irving Blvd
Singleton Blvd

OFFICE MARKET OUTLOOK AND CONCLUSIONS

Supply and demand factors in the region for the short term are expected to improve. *REIS* projections below show that rental rates are expected to increase through 2016. Over the same period, vacancy rates are expected to decrease as absorption turns positive.





Over the long run, employment growth in the region should foster absorption of excess supply both in the overall region and in the submarket. It is likely that the supply and demand will require approximately 4 years to achieve equilibrium. Until then, the subject is likely to face a competitive market much like the peer group subset identified above.

In comparison to the region overall, the Oaklawn submarket is rated as follows:

SUBMARKET ATTRIBUTE RATINGS	
Market Size/Stature	Below Average
Market Demand/Rental Increases	Below Average
Vacancy Trends	Above Average
Barriers to Entry	Average
Threat of New Supply	Below Average

PROPERTY ANALYSIS

LAND DESCRIPTION AND ANALYSIS

LOCATION

The property is located on the south corner of Cedar Springs Road and Wycliff-Douglas Connector.

LAND AREA

The following table summarizes the subject's land area.

LAND AREA SUMMARY		
Tax ID	SF	Acres
001616000901A0000	36,589	0.84
Total	36,589	0.84

SHAPE AND DIMENSIONS

The site is irregular in shape, with dimensions of approximately 200 feet in width and 136 feet in depth. Site utility based on shape and dimensions is average.

TOPOGRAPHY

The site is generally level and at street grade. The topography does not result in any particular development limitations.

DRAINAGE

No particular drainage problems were observed or disclosed at the time of field inspection. This appraisal assumes that surface water collection, both on-site and in public streets adjacent to the subject, is adequate.

FLOOD HAZARD STATUS

The following table provides flood hazard information.

FLOOD HAZARD STATUS	
Community Panel Number	48113C0330J
Date	August 23, 2001
Zone	X
Description	Outside of 500-year floodplain
Insurance Required?	No

ENVIRONMENTAL HAZARDS

An environmental assessment report was not provided for review, and during our inspection, we did not observe any obvious signs of contamination on or near the subject. However, environmental issues are beyond our scope of expertise. It is assumed that the property is not adversely affected by environmental hazards.

GROUND STABILITY

A soils report was not provided for our review. Based on our inspection of the subject and observation of development on nearby sites, there are no apparent ground stability problems. However, we are not experts in soils analysis. We assume that the subject's soil bearing capacity is sufficient to support the existing improvements.

STREETS, ACCESS AND FRONTAGE

Details pertaining to street access and frontage are provided in the following table.

STREETS, ACCESS AND FRONTAGE

Street	Cedar Springs Road	Douglas Avenue	Wycliff-Douglas Connector
Frontage Feet	185	136	178
Paving	Concrete	Concrete	Concrete
Curbs	Yes	Yes	Yes
Sidewalks	Yes	Yes	Yes
Lanes	Four	Four	Four
Direction of Traffic	NW/SE	NE/SW	E
Condition	Average	Average	Average
Traffic Levels	Moderate-High	Low-Moderate	Moderate
Signals/Traffic Control	Signal Lights	Stop Sign	Signal Lights
Access/Curb Cuts	One	One	One
Visibility	Good	Good	Good

UTILITIES

The availability of utilities to the subject is summarized in the following table.

UTILITIES

Service	Provider
Water	City of Dallas
Sewer	City of Dallas
Electricity	Relient Energy
Natural Gas	Atmos Energy
Local Phone	AT&T

ZONING

The subject is zoned PD-193 with an O-2 overlay by the City of Dallas. A planned development district is a district that accommodates planned associations of various uses such as manufacturing, office commercial or service, residential or any other combination. The O-2 overlay is intended to encourage moderate to high intensity office development in locations not adjacent to single family development.

According to the local planning department, there are no pending or prospective zoning changes. It appears that the current use of the site is a legally conforming use.

OTHER LAND USE REGULATIONS

We did not receive a title policy and are not aware of any other land use regulations that would affect the property.

EASEMENTS, ENCROACHMENTS AND RESTRICTIONS

We were not provided a current title report to review. We are not aware of any easements, encumbrances, or restrictions that would adversely affect value. Our valuation assumes no adverse easements, encroachments or restrictions and that the subject has a clear and marketable title.

CONCLUSION OF SITE ANALYSIS

Overall, the physical characteristics of the site and the availability of utilities result in functional utility suitable for a variety of uses including those consistent with prevailing land use patterns. There are no other particular restrictions on development noted in the analysis.

ZONING MAP



FLOOD MAP


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FLOODSOURCE
FLOODSCAPE
PROPERTY ADDRESS:
4211+Cedar+Springs+Rd%2C+Dallas%2C+TX+75219-2602%0D%0A
ZONE AE
ZONE X
NORTH
ROAD
Spring
North
0' 700' 1400' 2100' 2800'
FLOODSCAPE
Flood Hazards Map
Map Number
48113C0330J
Effective Date
August 23, 2001
Flood Legend
High flood risk
Moderate flood risk
Low flood risk
This report makes no representations or warranties concerning its content, accuracy or completeness.
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AERIAL MAP



IMPROVEMENTS DESCRIPTION AND ANALYSIS

OVERVIEW

The subject is an existing single-tenant, Class B office property containing 39,329 square feet of rentable area. The improvements were constructed in 1985, and are 100% leased to GSA of the effective appraisal date. The site area is 0.84 acres, or 36,589 square feet. The following description is based on our inspection of the property and discussions with the seller's broker.

IMPROVEMENTS DESCRIPTION	
Name of Property	GSA Office
General Property Type	Office
Competitive Property Class	B
Occupancy Type	Single Tenant
Percent Leased	100%
Number of Tenants	1
Tenant Size Range (SF)	39,329 - 39,329
Number of Buildings	1
Stories	3
Construction Class	B
Construction Type	Reinforced concrete frame
Construction Quality	Average/Good
Condition	Average
Gross Building Area (SF)	39,329
Rentable Area (SF)	39,329
Building Efficiency Ratio	100.0%
Land Area (SF)	36,589
Floor Area Ratio (RA/Land SF)	1.07
Floor Area Ratio (GBA/Land SF)	1.07
Building Area Source	GSA Lease
Year Built	1985
Year Renovated (est.)	2008
Actual Age (Yrs.)	27
Estimated Effective Age (Yrs.)	25
Estimated Economic Life (Yrs.)	45
Remaining Economic Life (Yrs.)	20
Number of Parking Spaces	120
Parking Type	Surface and parking structure
Parking Spaces/1,000 SF RA	3.05

CONSTRUCTION DETAILS	
Foundation	Concrete Slab
Structural Frame	Fire Resistant Steel
Exterior Walls	Brick/Stone
Windows	Tinted thermal reflective glass windows set in metal framing
Roof	Bitumen System
Interior Finishes	–
Floors	Brick tile in lobby, commercial grade carpet and vinyl floor cover
Walls	Sheetrock with tape, bed, and texture
Ceilings	Acoustic ceiling tiles
Lighting	Flourescent tube light fixtures and recessed can lighting
Floor Plate	13,000
HVAC	Adequate
Electrical	Adequate
Plumbing	Adequate
Elevators	Two
Rest Rooms	One set per floor
Sprinklers	Yes

OCCUPANCY STATUS

The property is 100% leased to a total of 1 tenant. The following table provides a summary of the sizes and percentages leased of the principal building areas.

LOCATIONS AND OCCUPANCY				
Location	Gross Building Area	Rentable Area	Leased SF	% Leased
Office	39,329	39,329	39,329	100.0%
TOTAL	39,329	39,329	39,329	100.0%

IMPROVEMENTS ANALYSIS

Quality and Condition

The improvements are of average/good quality construction and are in average condition. The quality of the subject is considered to be consistent with that of competing properties. Overall, the market appeal of the subject is consistent with that of competing properties.

Functional Utility

The improvements appear to be adequately suited to their current use. Items considered within our analysis include functionality for multi-tenant use, access/exposure, floor plate and/or suite sizes; views, setbacks, elevator placement and floor access, FAR/site coverage effect on marketability, parking ratio, parking access/type, et al. Based on our inspection and consideration of the foregoing, there do not appear to be any significant items of functional obsolescence.

Deferred Maintenance

No deferred maintenance is apparent from our inspection, and none is identified based on the discussions with management.

Planned Capital Expenditures

There are no planned capital expenditures in the near future and none were projected in this analysis.

ADA Compliance

Based on our inspection and information provided, we are not aware of any ADA issues. However, we are not expert in ADA matters, and further study by an appropriately qualified professional would be recommended to assess ADA compliance.

Hazardous Substances

An environmental assessment report was not provided for review and environmental issues are beyond our scope of expertise. No hazardous substances were observed during our inspection of the improvements; however, we are not qualified to detect such substances. Unless otherwise stated, we assume no hazardous conditions exist on or near the subject.

Personal Property

There are no personal property items that would be significant to the overall valuation.

CONCLUSION OF IMPROVEMENTS ANALYSIS

In comparison to other competitive properties in the region, the subject improvements are rated as follows:

IMPROVEMENTS RATINGS	
Visibility	Average
Design and Appearance	Average
Age/Condition	Average
% Sprinklered	Average
Lobby	Average
Interior Amenities	Average
Floor to ceiling heights	Average
Elevators	Average
Parking Ratios	Average
Distance of Parking to Building Access	Average

Overall the quality, condition, and functional utility of the improvements are typical for their age and location.

REAL ESTATE TAX ANALYSIS

Real estate tax assessments are administered by Dallas County Appraisal District and are estimated by jurisdiction on a county basis for the subject. The property is located in Dallas County. Real estate taxes in this state and this jurisdiction represent ad valorem taxes, meaning a tax applied in proportion to value. The real estate taxes for an individual property may be determined by dividing the assessed value for a property by 100, then multiplying the estimate by the composite rate. The composite rate is based on tax rates from one or more local taxing district rates. The assessed values are based upon the 100% of the Assessor's market value. Real estate taxes and assessments for the current tax year are shown in the following table.

TAXES AND ASSESSMENTS - 2012							
	Assessed Value			Taxes and Assessments			
					Ad Valorem	Direct	
Tax ID	Land	Improvements	Total	Tax Rate	Taxes	Assessments	Total
001616000901A0000	$1,463,560	$2,861,440	$4,325,000	2.730759%	$118,105		$118,105

TAX HISTORY		
Tax Year	Total Assessed Value	% Change
2007	$2,954,480	
2008	$3,100,000	4.9%
2009	$2,560,550	-17.4%
2010	$2,560,550	0.0%
2011	$2,560,550	0.0%

Based on the concluded market value of the subject, the assessed value appears less than market value. To check the reasonableness of the subject's assessment and related tax expense, we analyze the assessments of several competitive properties, summarized as follows.

TAX COMPARABLES						
			Total			
			Assessed	Assessed	Total	
No.	Property Name	SF	Value	Value/SF	Taxes	Taxes/SF
1	3738 Oak Lawn Ave.	27,411	$3,015,210	$110.00	$82,338	$3.00
2	2603 Oak Lawn Ave.	32,156	$2,960,000	$92.05	$80,830	$2.51
3	5920 Forest Park Rd.	60,451	$4,300,000	$71.13	$117,423	$1.94
Subject	GSA Office	39,329	$4,325,000	$109.97	$118,105	$3.00

Tax assessments for comparable properties range from $71.13 to $110.00 per square foot, as compared with the subject at $109.97 per square foot. On balance, the subject's taxes appear reasonable. However, the assessment is below the market value conclusion.

It should be noted that the lease agreement indicates an annual tax adjustment. Specifically, a base year tax expense was established as the first 12 months at full assessment, which was a real estate tax expense of $70,189. Any increases in the tax liability from the base year will be paid by the lessee and any decreases in tax liability from the base year will be in the form of a rental credit or lump sum payment.

HIGHEST AND BEST USE ANALYSIS

PROCESS

Before a property can be valued, an opinion of highest and best use must be developed for the subject site, both as if vacant, and as improved or proposed. By definition, the highest and best use must be:

- Physically possible.
- Legally permissible under the zoning regulations and other restrictions that apply to the site.
- Financially feasible.
- Maximally productive, i.e., capable of producing the highest value from among the permissible, possible, and financially feasible uses.

HIGHEST AND BEST USE AS IF VACANT

Physically Possible

The physical characteristics of the site do not appear to impose any unusual restrictions on development. Overall, the physical characteristics of the site and the availability of utilities result in functional utility suitable for a variety of uses.

Legally Permissible

The site is zoned PD-193 with an office overlay. Permitted uses include office, service and supporting uses. To our knowledge, there are no legal restrictions such as easements or deed restrictions that would effectively limit the use of the property. Given prevailing land use patterns in the area, only office use is given further consideration in determining highest and best use of the site, as though vacant.

Financially Feasible

Based on our analysis of the market, there is limited demand for additional office development at the current time. It appears that a newly developed office use on the site would not have a value commensurate with its cost; therefore, office use is not considered to be financially feasible. Nevertheless, we expect an eventual recovery of the market accompanied by a rise in property values to a level that will justify the cost of new construction. Thus, it is anticipated that office development will become financially feasible in the future.

Maximally Productive

There does not appear to be any reasonably probable use of the site that would generate a higher residual land value than holding the property for future development of an office use. Accordingly, it is our opinion that holding the property for future office use, based on the normal market density level permitted by zoning, is the maximally productive use of the property.

Conclusion

Holding the property for future development of an office use is the only use that meets the four tests of highest and best use. Therefore, it is concluded to be the highest and best use of the property as if vacant.

AS IMPROVED

The subject site is developed with a two-story, single-tenant office building, which is consistent with the highest and best use of the site as if it were vacant.

The existing improvements are currently leased and produce a significant positive cash flow that we expect will continue. Therefore, a continuation of this use is concluded to be financially feasible.

Based on our analysis, there does not appear to be any alternative use that could reasonably be expected to provide a higher present value than the current use, and the value of the existing improved property exceeds the value of the site, as if vacant. For these reasons, continued office use is concluded to be maximally productive, and the highest and best use of the property as improved.

MOST PROBABLE BUYER

Taking into account the size and characteristics of the property and its location, the likely buyer is a national investor such as a REIT, opportunity fund, or pension fund.

VALUATION ANALYSIS

VALUATION METHODOLOGY

Appraisers usually consider three approaches to estimating the market value of real property. These are the cost approach, sales comparison approach and the income capitalization approach.

The **cost approach** assumes that the informed purchaser would pay no more than the cost of producing a substitute property with the same utility. This approach is particularly applicable when the improvements being appraised are relatively new and represent the highest and best use of the land, or when the property has unique or specialized improvements for which there is little or no sales data from comparable properties.

The **sales comparison approach** assumes that an informed purchaser would pay no more for a property than the cost of acquiring another existing property with the same utility. This approach is especially appropriate when an active market provides sufficient reliable data. The sales comparison approach is less reliable in an inactive market, or when estimating the value of properties for which no directly comparable sales data is available. The sales comparison approach is often relied upon for owner-user properties.

The **income capitalization approach** reflects the market's perception of a relationship between a property's potential income and its market value. This approach converts the anticipated net income from ownership of a property into a value indication through capitalization. The primary methods are direct capitalization and discounted cash flow analysis, with one or both methods applied, as appropriate. This approach is widely used in appraising income-producing properties.

Reconciliation of the various indications into a conclusion of value is based on an evaluation of the quantity and quality of available data in each approach and the applicability of each approach to the property type.

Use of the approaches in this assignment is summarized as follows:

APPROACHES TO VALUE		
Approach	Applicability to Subject	Use in Assignment
Cost Approach	Not applicable	Not Utilized
Sales Comparison Approach	Applicable	Utilized
Income Capitalization Approach	Applicable	Utilized

SALES COMPARISON APPROACH

The sales comparison approach develops an indication of value by comparing the subject to sales of similar properties. The steps taken to apply the sales comparison approach are:

- Identify relevant property sales;

- Research, assemble, and verify pertinent data for the most relevant sales;

- Analyze the sales for material differences in comparison to the subject;

- Reconcile the analysis of the sales into a value indication for the subject.

To apply the sales comparison approach, we searched for sale transactions most relevant to the subject in terms of property type, location, size, age, quality, and transaction date. For this analysis, we use price per square foot of rentable area as the appropriate unit of comparison because market participants typically compare sale prices and property values on this basis. The sales considered most relevant are summarized in the following table.

			SUMMARY OF COMPARABLE IMPROVED SALES				
No.	Name/Address	Sale Date	Yr. Built; # Stories; % Occ.	Effective Sale Price	Rentable SF	$/Rentable SF	Cap Rate
1	Social Security 309 Monroe Avenue Memphis Shelby County TN	Mar-12	1940 1 –	$3,325,000	22,792	$145.88	8.51%
	Comments:	An office building 100% leased to a GSA tenant for 15 years. There are 7 years remaining on the lease at the time of sale. Rent steps down after Year 10 when tenant improvement cost becomes amoritized.					
2	1111 Freeport Pkwy 1111 Freeport Pky. Coppell Dallas County TX	Dec-11	1998 2 –	$14,024,000	98,820	$141.91	9.14%
	Comments:	This property is NNN leased to Avaya - a global provider of communication solutions. There are 8 years remaining on the lease as of the end of 2011. This tenant is not investment grade.					
3	Boyington Drive Office 3350 Boyington Dr. Carrollton Dallas County TX	Jul-11	1980 2 100%	$6,300,000	68,699	$91.70	9.20%
	Comments:	Single tenant building is 100% leased to Certified Payment Processing. Lease runs April 1, 2011 through March 31, 2019. Rents steps of $1.00 PSF every two years bginning in year two.					
4	Dallas DEA Building 10160 W. Technology Dallas Dallas County TX	Dec-10	2000 3 95%	$11,750,000	71,827	$163.59	7.03%
	Comments:	Property was 100% leased to USGA. Cap rate based on IRR projected income and expenses. Lease term is from 02/2001 to 02/2021 with an early termination option after 02/2011. Lease rate is $27.57/SF for 10 years and decreases to $22.51 in 02/2011.					

COMPARABLE IMPROVED SALES MAP


Sale #1
Sale #2
Sale #3
Sale #4
SUBJECT
Copyright © and (P) 1988–2010 Microsoft Corporation and/or its suppliers. All rights reserved.





Sale 1
Social Security Administration Building

Sale 2
1111 Freeport Pkwy





Sale 3
Boyington Drive Office Building

Sale 4
Dallas DEA Building

Adjustment Factors

The sales are compared to the subject and adjusted to account for material differences that affect value. Adjustments are considered for the following factors, in the sequence shown below.

ADJUSTMENT FACTORS	
Effective Sale Price	Accounts for atypical economics of a transaction, such as excess land, non-realty components, expenditures by the buyer at time of purchase, or other similar factors. Usually applied directly to sale price on a lump sum basis.
Real Property Rights	Leased fee, fee simple, leasehold, partial interest, etc.
Financing Terms	Seller financing, or assumption of existing financing, at non-market terms.
Conditions of Sale	Extraordinary motivation of buyer or seller, such as 1031 exchange transaction, assemblage, or forced sale.
Market Conditions	Changes in the economic environment over time that affect the appreciation and depreciation of real estate.
Location	Market or submarket area influences on sale price; surrounding land use influences.
Access/Exposure	Convenience to transportation facilities; ease of site access; visibility from main thoroughfares; traffic counts.
Size	Inverse relationship that often exists between building size and unit value.
Parking	Ratio of parking spaces to building area.
Building to Land Ratio	Ratio of building area to land area; also known as floor area ratio (FAR).
Building Quality	Construction quality, amenities, market appeal, functional utility.
Age/Condition	Effective age; physical condition.
Economic Characteristics	Non-stabilized occupancy, above/below market rents, and other economic factors. Excludes differences in rent levels that are already considered in previous adjustments, such as for location or quality

Issues requiring elaboration are addressed in the following paragraphs.

Market Conditions

The sales took place from December 2010 to March 2012. Market conditions generally have been stable over this period through the effective date of value. As a result, we apply no adjustments to account for this trend.

ANALYSIS AND ADJUSTMENT OF SALES

The analysis and adjustment of the comparable sales is discussed in the following paragraphs.

Sale 1 is Social Security Administration Building, located at 309 Monroe Avenue, Memphis, Shelby County, TN, a 22,792 square foot office property. The property sold in March 2012 for $3,325,000, or $145.88 per square foot. This property is located in the downtown submarket in Memphis, TN. The average rent within this submarket is $18.15 per square foot, which is considered similar to the subject in location. This property has a floor area ratio of 0.33, which is considered superior, warranting a downward adjustment. Although this property was built in 1940, it has been renovated since that time is considered to be in similar condition.

Sale 2 is 1111 Freeport Pkwy, located at 1111 Freeport Pky., Coppell, Dallas County, TX, a 98,820 square foot office property. The property sold in December 2011 for $14,024,000, or $141.91 per square foot. This property is 98,820 square feet, which is considered inferior in size, warranting an upward adjustment. This property has a floor area ratio of 0.33, which is considered superior, warranting a downward adjustment. This property was built in 1998 and is considered superior in age/condition, warranting a downward adjustment.

Sale 3 is Boyington Drive Office Building, located at 3350 Boyington Dr., Carrollton, Dallas County, TX, a 68,699 square foot office property. The property sold in July 2011 for $6,300,000, or $91.70 per square foot. This property is located in Carrollton, which is considered inferior in location, warranting an upward adjustment. This property has a floor area ratio of 0.23, which is considered superior, warranting a downward adjustment.

Sale 4 is Dallas DEA Building, located at 10160 W. Technology Blvd., Dallas, Dallas County, TX, a 71,827 square foot office property. The property sold in December 2010 for $11,750,000, or $163.59 per square foot. This property is located on Technology Blvd, which is considered inferior in location, warranting an upward adjustment. This property has a floor area ratio of 0.21, which is considered superior, warranting a downward adjustment. This property was built in 2000 and is considered superior in age/condition, warranting a downward adjustment.

IMPROVED SALES ADJUSTMENT GRID					
	Subject	Comparable 1	Comparable 2	Comparable 3	Comparable 4
Property Name	GSA Office	Social Security Administration Building	1111 Freeport Pkwy	Boyington Drive Office Building	Dallas DEA Building
Address	4211 Cedar Springs Drive	309 Monroe Avenue	1111 Freeport Pky.	3350 Boyington Dr.	10160 W. Technology Blvd.
City	Dallas	Memphis	Coppell	Carrollton	Dallas
County	Dallas	Shelby	Dallas	Dallas	Dallas
State	Texas	TN	TX	TX	TX
Sale Date		Mar-12	Dec-11	Jul-11	Dec-10
Sale Price		$3,325,000	$14,024,000	$6,300,000	$11,750,000
Effective Sale Price		$3,325,000	$14,024,000	$6,300,000	$11,750,000
Rentable Area	39,329	22,792	98,820	68,699	71,827
Land Acres	0.84	1.57	6.83	6.87	7.51
Year Built	1985	1940	1998	1980	2000
FAR	1.07	0.33	0.33	0.23	0.21
Price per SF of Rentable Area		**$145.88**	**$141.91**	**$91.70**	**$163.59**
PROPERTY RIGHTS		Leased Fee	Leased Fee	Leased Fee	Leased Fee
% ADJUSTMENT		0%	0%	0%	0%
FINANCING TERMS		Cash to seller	Cash to seller	Cash to Seller	Cash to seller
% ADJUSTMENT		0%	0%	0%	0%
CONDITIONS OF SALE					
% ADJUSTMENT		0%	0%	0%	0%
MARKET CONDITIONS	11/9/2012	Mar-12	Dec-11	Jul-11	Dec-10
ANNUAL % ADJUSTMENT	0%	0%	0%	0%	0%
CUMULATIVE ADJUSTED PRICE		**$145.88**	**$141.91**	**$91.70**	**$163.59**
LOCATION		Similar	Similar	Inferior	Inferior
% ADJUSTMENT		0%	0%	10%	5%
SIZE		Similar	Inferior	Similar	Similar
% ADJUSTMENT		0%	5%	0%	0%
FAR		Superior	Superior	Superior	Superior
% ADJUSTMENT		-15%	-15%	-15%	-15%
AGE/CONDITION		Similar	Superior	Similar	Superior
% ADJUSTMENT		0%	-10%	0%	-10%
ECONOMIC CHARACTERISTICS		Similar	Similar	Similar	Similar
% ADJUSTMENT		0%	0%	0%	0%
Net $ Adjustment		**-$21.88**	**-$28.38**	**-$4.59**	**-$32.72**
Net % Adjustment		**-15%**	**-20%**	**-5%**	**-20%**
Final Adjusted Price		**$124.00**	**$113.53**	**$87.12**	**$130.87**
Overall Adjustment		**-15%**	**-20%**	**-5%**	**-20%**
Range of Adjusted Prices		**$87.12 - $130.87**			
Average		**$113.88**			
Indicated Value		**$114.00**			

VALUE INDICATION - SALES COMPARISON APPROACH

Prior to adjustments, the sales reflect a range of $91.70 to $163.59 per square foot. After adjustment, the range is narrowed to $87.12 - $130.87 per square foot, with an average of $113.88 per square foot. To arrive at an indication of value, we weight all of the sales evenly.

Based on the preceding analysis, we arrive at a value indication by the sales comparison approach as follows:

VALUE INDICATION BY SALES COMPARISON	
Indicated Value per SF	$114.00
Subject Square Feet	39,329
Indicated Value	$4,483,506
Rounded	$4,500,000

INCOME CAPITALIZATION APPROACH

The income capitalization approach converts anticipated economic benefits of owning real property into a value estimate through capitalization. The steps taken to apply the income capitalization approach are:

- Analyze the revenue potential of the property.

- Consider appropriate allowances for vacancy, collection loss, and operating expenses.

- Calculate net operating income by deducting vacancy, collection loss, and operating expenses from potential income.

- Apply the most appropriate capitalization methods to convert anticipated net income to an indication of value.

The two most common capitalization methods are direct capitalization and discounted cash flow analysis. In direct capitalization, a single year's expected income is divided by an appropriate capitalization rate to arrive at a value indication. In discounted cash flow analysis, anticipated future net income streams and a future resale value are discounted to a present value at an appropriate yield rate.

In this analysis, we use both direct capitalization and discounted cash flow analysis because investors in this property type typically rely on both methods.

LEASED STATUS OF THE PROPERTY

The property is leased to a single tenant. Pertinent lease terms are show below.

LEASE SYNOPSIS

Lessor:	4211 Cedar Springs Partner, Ltd.
Lessee:	United States, General Services Administration
Leased SF	39,329
Lease Type	Full Service with COLI adjustments
Tenant Paid Expenses	The lease rate includes an operating expense base (excluding RE Taxes) of $187,206 annually and a RE Tax base expense of $70,189. The base year operating expenses are adjusted annually via the Cost of Living Index and the tenant is responsible for any increases over the adjusted base year expenses (a decrease in the COLI will result in an adjusted downward rent).

Commencement:	01/16/08
Expiration:	01/16/18
Term:	120 months or 10.0 years
Remaining Term:	62 months or 5.2 years

Base Rent & Escalations	Period	Months	PSF/Yr	Annual Rent
Base Term	01/16/08 - 01/16/18	1 - 120	$18.98	$746,464
Option Term	01/17/18 - 01/17/23	121 - 180	$15.85	$623,365

Current Rent	$746,464
Projected Rent - First Forecast Year	$746,464

Comments:	The tenant may terminate the lease, after 10 years (01/18/2018) by giving 90 days notice in writing to the Lessor.

Leases to the US Government are typically desired as the default risk is extremely low. However, this lease, as to the majority of GSA leases, has a termination option after 10 years with 90 days notice. If Government fails to occupy any portion of the leased premises rate will be reduced by that portion of operating cost not required to maintain the space.

The subject lease establishes a base year operating expense and base year real estate tax expense. The subject lease states that beginning with the second year of the lease and each year thereafter, the Government shall pay adjusted rent for changes in costs for cleaning, supplies, materials, maintenance, trash removal, landscaping, water, sewer, heating and administrative expense (based on a Cost of Living Index). Any decrease in the Cost of Living Index will result in a downward lease adjustment.

It should be noted that the lease rate for Years 1-10 is inclusive of a "repayment of a cash allowance of $1,169,347.58 amortized over 10 years." This cash allowance, or tenant improvement allowance, equates to $29.73 per square foot. If the tenant were to continue its option period the TI allowance would be fully amortized and the Subject's base rental rate would decline to $15.85.

The tenant is reportedly moving in part or in its entirely to newly constructed GSA space in Grand Prairie. Consequently, it is unlikely the tenant will exercise its option period in 2018.Therefore, the DCF analysis assumes the tenant vacates the subject, which is subsequently re-leased.

MARKET RENT ANALYSIS

Contract rents typically establish income for leased space, while market rent is the basis for estimating income for current vacant space and future speculative re-leasing of space due to expired leases. Also, it is important to compare current contract rent levels with market rent levels. To estimate market rent for the subject, we searched for comparable rentals within the following parameters:

- Location: Dallas area

- Building Class: Class B/C

- Date: January 2011 to present

- Size: Leases over 14,000 square feet

Comparable rentals considered most relevant are summarized in the following table.

				Summary of Comparable Rentals - Office						
No.	Property Information	Description		Tenant	SF	Lease Start	Term (Mos.)	Rent/SF	TI/SF	Lease Type
1	9400 NCX Building	Yr Blt.	1981	IPS Advisors LLP	14,535	05/12	90	$19.50	$30.00	Modified Gross
	9400 N. Central Expy.	Stories:	16							
	Dallas	RA:	392,457							
	Dallas County	Parking Ratio:	1.7 /1,000							
	TX									
	Comments: 6 months free. +E lease. TI $30 psf.									
2	Fountain Place	Yr Blt.	1984	Hallett & Perrin	23,427	02/12	128	$20.00	$45.00	Modified Gross
	1445 Ross Avenue	Stories:	–							
	Dallas	RA:	1,297,418							
	Dallas County	Parking Ratio:	–							
	TX									
	Comments: 8 months free. $45 psf in TI. New lease. +E. 128 months.									
3	Westpoint I	Yr Blt.	1998	Internet Business Group	31,863	09/11	84	$17.00	$12.00	Modified Gross
	1255 Corporate Dr.	Stories:	6							
	Irving	RA:	150,019							
	Dallas County	Parking Ratio:	4.1 /1,000							
	TX									
	Comments: Broker noted a 7 year term with 3 months free and $12/SF in TI's for second generation space. Space is on 1st and 3rd floors.									
4	MacArthur Plaza	Yr Blt.	1983	TriStar	8,460	03/11	63	$16.50	$6.00	Modified Gross
	5525 N. MacArthur Blvd.	Stories:	9							
	Irving	RA:	185,545							
	Dallas County	Parking Ratio:	–							
	TX									
	Comments: 3 months free. $0.50 psf bumps, yearly. $6.00 psf in TI. +E.									

COMPARABLE RENTALS MAP


Rent #3
Rent #4
Rent #1
SUBJECT
Rent #2
Carrollton
North Lake Park
Farmers Branch
North Dallas
Richardson
Audelia
Las Colinas
Crown Hill Cemetery
TEXAS
DALLAS
Bachman Lake
Dallas Love Field
University Park
Highland Park
Sowers
Lively Park
Irving
Fritz Park
Trinity River Greenbelt Park
Eagle Ford
Grand Prairie
Oak Lawn
Arts District
Deep Ellum
West End
Dallas
Fair Park
Flagpole Hill
White Rock Lake Park
Dallas Arboretum and Botanical Garden
Valley View Ln
Forest Ln
Walnut Hill Ln
Royal Ln
W Lovers Ln
Mockingbird Ln
Monticello Ave
Belmont Ave
W Airport Fwy
E Airport Fwy
W Northgate Dr
Rock Island Rd
W Shady Grove Rd
E Shady Grove Rd
E Irving Blvd
Singleton Blvd
N Central Expy
Dallas North Tollway
Greenville Ave
Samuell Blvd
Military Pkwy
Copyright © and (P) 1988–2010 Microsoft Corporation and/or its suppliers. All rights reserved.



Lease 1
9400 NCX Building



Lease 2
Fountain Place



Lease 3
Westpoint I



Lease 4
MacArthur Plaza

Rental Analysis Factors

The following elements of comparison are considered in our analysis of the comparable rentals.

RENTAL ANALYSIS FACTORS	
Expense Structure	Division of expense responsibilities between landlord and tenants.
Conditions of Lease	Extraordinary motivations of either landlord or tenant to complete the transaction.
Market Conditions	Changes in the economic environment over time that affect the appreciation and depreciation of real estate.
Location	Market or submarket area influences on rent; surrounding land use influences.
Access/Exposure	Convenience to transportation facilities; ease of site access; visibility from main thoroughfares; traffic counts.
Size	Difference in rental rates that is often attributable to variation in sizes of leased space.
Building Quality	Construction quality, amenities, market appeal, functional utility.
Age/Condition	Effective age; physical condition.
Economic Characteristics	Variations in rental rate attributable to such factors as free rent or other concessions, pattern of rent changes over lease term, or tenant improvement allowances.

Expense Structure Adjustment

As previously stated, the subject is operating on a modified expense basis with a Cost of Living Index annual adjustment. Specifically, the lease stipulates the initial base operating cost is $187,206. Furthermore, a base year tax expense was established as the first 12 months at full assessment, which was a real estate tax expense of $70,189.

The subject lease states that beginning with the second year of the lease and each year thereafter, the Government shall pay adjusted rent for changes in costs for cleaning, supplies, materials, maintenance, trash removal, landscaping, water, sewer, heating and administrative expense (based on a Cost of Living Index). Any decrease in the Cost of Living Index will result in a downward lease adjustment.

The lease comparables have various expense structures have modified gross expense structures (+ electric). Therefore, expense structure adjustments are warranted.

Analysis of Comparable Rentals

Lease 1 is the May 2012 lease of 14,535 square feet to IPS Advisors LLP, located at 9400 NCX Building, 9400 N. Central Expy., Dallas, Dallas County, TX. The rent is $19.50 per square foot, modified gross. This lease is for 14,535 square feet, which is considered superior in size to the subject's leasable area, warranting a downward adjustment.

Lease 2 is the February 2012 lease of 23,427 square feet to Hallett & Perrin, located at Fountain Place, 1445 Ross Avenue, Dallas, Dallas County, TX. The rent is $20.00 per square foot, modified gross. This lease is for 23,427 square feet, which is considered superior in size to the subject's leasable area, warranting a downward adjustment. Additionally, this property is a high-rise office building and is considered superior in building quality.

Lease 3 the September 2011 lease of 31,863 square feet to Internet Business Group, located at Westpoint I, 1255 Corporate Dr., Irving, Dallas County, TX. The rent is $17.00 per square foot, modified gross. The locational attributes (overall vacancy rate and rental rates) of this area are inferior in comparison to the subject and an upward adjustment was warranted. This comparable is superior in age/condition with a downward adjustment warranted.

Lease 4 is the March 2011 lease of 8,460 square feet to TriStar, located at MacArthur Plaza, 5525 N. MacArthur Blvd., Irving, Dallas County, TX. The rent is $16.50 per square foot, modified gross. The locational attributes (overall vacancy rate and rental rates) of this area are inferior in comparison to the subject and an upward adjustment was warranted. This lease is for 8,460 square feet, which is considered superior in size to the subject's leasable area, warranting a downward adjustment.

The following table summarizes the adjustments we make to each comparable.

RENTAL ADJUSTMENT GRID - OFFICE					
Office	Subject	Comparable 1	Comparable 2	Comparable 3	Comparable 4
Property Name	GSA Office	9400 NCX Building	Fountain Place	Westpoint I	MacArthur Plaza
Address	4211 Cedar Springs Drive	9400 N. Central Expy.	1445 Ross Avenue	1255 Corporate Dr.	5525 N. MacArthur Blvd.
City	Dallas	Dallas	Dallas	Irving	Irving
County	Dallas	Dallas	Dallas	Dallas	Dallas
State	Texas	TX	TX	TX	TX
Lease Start Date	Jan-08	May-12	Feb-12	Sep-11	Mar-11
Lease Term (Months)	120	90	128	84	63
Tenant Name	United States, General Services Administration	IPS Advisors LLP	Hallett & Perrin	Internet Business Group	TriStar
Leased SF	39,329	14,535	23,427	31,863	8,460
Lease Type	Full Service with COLI adjustments	Modified Gross	Modified Gross	Modified Gross	Modified Gross
Base Rent Per Rentable SF		**$19.50**	**$20.00**	**$17.00**	**$16.50**
EXPENSE STRUCTURE					
$ ADJUSTMENT		$0.00	$0.00	$0.00	$0.00
CONDITIONS OF LEASE					
$ ADJUSTMENT		$2.00	$2.00	$2.00	$2.00
MARKET CONDITIONS	11/9/2012	May-12	February-12	September-11	March-11
ANNUAL % ADJUSTMENT	0%	0%	0%	0%	0%
CUMULATIVE ADJUSTED RENT		**$21.50**	**$22.00**	**$19.00**	**$18.50**
LOCATION		Similar	Similar	Inferior	Inferior
% ADJUSTMENT		0%	0%	10%	10%
ACCESS/EXPOSURE		Similar	Similar	Similar	Similar
% ADJUSTMENT		0%	0%	0%	0%
SIZE		Superior	Superior	Similar	Superior
% ADJUSTMENT		-10%	-5%	0%	-15%
BUILDING QUALITY		Similar	Superior	Similar	Similar
% ADJUSTMENT		0%	-5%	0%	0%
AGE/CONDITION		Similar	Similar	Superior	Similar
% ADJUSTMENT		0%	0%	-5%	0%
ECONOMIC CHARACTERISTICS		Similar	Similar	Similar	Similar
% ADJUSTMENT		0%	0%	0%	0%
Net $ Adjustment		**-$2.15**	**-$2.20**	**$0.95**	**-$0.93**
Net % Adjustment		**-10%**	**-10%**	**5%**	**-5%**
Final Adjusted Price		**$19.35**	**$19.80**	**$19.95**	**$17.58**
Overall Adjustment		**-1%**	**-1%**	**17%**	**7%**
Range of Adjusted Rents		$17.58 - $19.95			
Average		$19.17			
Indicated Rent		$19.00			

Supplemental Lease Offerings

In addition to the above confirmed leases, the immediate area was surveyed to determine asking rates for directly competing properties. The chart below illustrates the pertinent lease offering information.


SUPPLEMENTAL LEASE OFFERINGS


Property/Location	Overall Size (SF)	Suite Available (SF)	Asking Rate	Comments
2501 Oak Lawn Ave	128,795	8,513	$19.50 FS	Largest suite available is 8,513 SF. Full Service lease
3333 Welborn	45,518	15,745	$19-$22 +E	+ Lease; 80.1% leased
3300 Oak Lawn Ave	79,992	11,570	$19 + E	Occupancy has been below 55% for two years



Asking rents range from $19.00 to $22.00 per square foot on a plus electric expense basis. The subject is most similar to the Welborn property due to overall suite size and locational characteristics (lack of visibility from an arterial route).

Market Rent Conclusion

After analysis, the overall range is $17.58 - $19.95 per square foot. Given the subject's location on Cedar Springs and its low-rise construction and the lease offerings, a rent in the middle of the range is most applicable to the subject. With consideration to tenant improvement allowances, the chart below illustrates recent TI allowances for office space (over 10,000 SF sized tenants) in the DFW area.

TENANT IMPROVEMENT COMPARABLES

Location	Tenant	Size	Term	NEW TI/SF	RENEWAL TI/SF	Expense Basis	Free Rent (months)
Providence Towers	Forrster Research	10,517	63		$5.00	+E	3
4100 Alpha	Texas Lending.com	67,390	63		$1.50	FS	3
4099 McQuen	Health Benefits	62,674	78	$20.00		+E	6
Heritage Square I	Imprimis	17,124	52		$7.33	+E	4
10000 North Central Expy	Milliman	63,975	76		$17.00	+E	10
10000 NCX	IPS Advisors, LLP	14,535	90	$30.00		+E	6
Thanksgiving Tower	Sowell & Co.	20,150	90		$28.00	+E	0
St Paul Place	InfraREIT	13,784	84	$25.75		+E	N/A
3660 Regent	MetLife	16,390	63	$25.00		+E	3
Regent Center I	All Medical Personnel	10,012	91	$28.00		+E	7
Range				$20 - $30	$0 - $28		

Based on the preceding analysis of comparable rentals and supplemental data above, we conclude market lease terms for the subject as follows:

CONCLUDED MARKET LEASE TERMS

Space Type	SF	Market Rent/ SF/Yr	Rent Escal.	Lease Type	Lease Term (Mos.)	Free Rent (Mos.)	TI/SF New
Office	39,329	$19.00	$0.50/year	Gross	60	0	$30.00

DIRECT CAPITALIZATION METHOD

Potential Gross Rent

As stated above, potential gross rent is based on contract rent currently in place.

Expense Reimbursements

Operating Expenses - As previously stated, the tenant will reimburse the owner for any expenses (which include cleaning, supplies, materials, maintenance, trash removal, landscaping, water, sewer, heating, electricity and administrative expense) over a base cost, with an annual CPI adjustment.

The lease stipulates the initial base operating cost was $112,874. The tenant is responsible for the CPI change in the base year operating cost. The annual increase in the base operating cost is determined by multiplying the base rate by the percent of change in the Cost of Living Index. The percent change is computed by comparing the index figured published for the month prior to the lease commencement date with the index figure published for the month which begins each successive 12 month period.

Real Estate Taxes - The lease agreement indicates an annual tax adjustment. Specifically, a base year tax expense was established as the first 12 months at full assessment, which was a real estate tax expense of $70,189. Any increases in the tax liability from the base year will be paid by the lessee and any decreases in tax liability from the base year will be in the form of a rental credit or lump sum payment.

Vacancy & Collection Loss – Although the tenant is GSA, the lease can terminate at the request of tenant in 2018. Therefore, we consider the vacancy rate within a 1.5-mile radius of the subject.


14 %
12 %
10 %
8 %
6 %
4 %
2 %
0 %
Vacancy Rate
2009 Q4
2010 Q1
2010 Q2
2010 Q3
2010 Q4
2011 Q1
2011 Q2
2011 Q3
2011 Q4
2012 Q1
2012 Q2
2012 Q3
Direct/Relet Vacancy
Sublet Vacancy
Total Vacancy

As shown above, the vacancy rate among properties in close proximity to the subject average approximately 10%. Therefore, we apply a 0% vacancy rate to the remaining 6 years of the GSA lease and a 10% vacancy rate to the remaining years of the holding period (4 years). This equates to an overall vacancy rate of 4% over the holding period.

Other Income – CPI Expense Adjustment

Per the subject lease agreement, the tenant is responsible for paying adjusted rent for changes in operating expense. The adjustment is determined by multiplying the base rate by the cumulative percent change in the Cost of Living Index. The change is computed by comparing the index figure published in the month of the lease commencement date (January 2008 index) with each successive 12 month period. Specifically, the commencement date of the lease is January 2008. The CPI Index in January 2008 was 211.080.

A 3% annual index increase was projected for the holding period. The reimbursement due to the landlord is the difference between the base year operating expense ($187,206) and the current escalated operating expense.

The chart below illustrates the historical index and relative adjustment.

		Projected Annual Increase	Index	Cumulative % Change from Base Year 2008	CPI Adjusted Operating Base Expense	Reimbursement Due To LL	Argus Projection (Rounded to Thousands)
COST OF LIVING INDEX ADJUSTMENT OF BASE EXPENSE STOP EXCLUDING TAXES							
Month	Year						
January	2008	-	211.080	Base Year	$187,206	-	-
January	2009	-	211.143	0.03%	$187,262	$56	-
January	2010	-	216.687	2.66%	$192,179	$4,973	-
January	2011	-	220.223	4.33%	$195,315	$8,109	-
January	2012	-	226.665	7.38%	$201,028	$13,822	-
Projection	2013	3%	233.465	10.60%	$207,059	$19,853	$20,000
Projection	2014	3%	240.469	13.92%	$213,271	$26,065	$26,000
Projection	2015	3%	247.683	17.34%	$219,669	$32,463	$32,000
Projection	2016	3%	255.113	20.86%	$226,259	$39,053	$39,000
Projection	2017	3%	262.767	24.49%	$233,047	$45,841	$46,000

Source: US Department of Labor

Effective Gross Income

Based on the preceding estimates of potential gross income less allowance for vacancy and collection loss, effective gross income is calculated at $781,813.

ANALYSIS OF OPERATING EXPENSES

We requested three years of historical operating data, year-to-date figures, and a current budget for the property. We were provided with all requested information.

To develop projections of stabilized operating expenses, we analyze the subject's expenses and comparable data. The following table summarizes our analysis. As appropriate, the owner's operating expenses are reclassified into standard categories and exclude items that do not reflect normal operating expenses for this type of property.

OPERATING HISTORY & PROJECTIONS

	Actual 2009	Actual 2010	Actual 2011	Annualized 2012	IRR Proj. As Is
INCOME					
Base Rent	$746,464	$746,464	$579,658	$746,464	$746,464
Expense Reimbursements	$151,301	-$13,485	$54,028	$60,034	$67,924
Net Parking Income	$0	$0	$0	$0	$0
POTENTIAL GROSS INCOME*	$897,765	$732,979	$633,685	$806,499	$814,388
Vacancy & Collection Loss @ 4.0%	$0	$0	$0	$0	-$32,576
Other Income	$302	$1,918	$0	$120	$0
Base Rent Abatement	$0	$0	$0	$0	$0
EFFECTIVE GROSS INCOME	$898,067	$734,897	$633,685	$806,619	$781,813
EXPENSES					
Real Estate Taxes	$67,123	$68,063	$102,338	$118,105	$118,105
Insurance	$8,566	$7,677	$6,177	$7,704	$7,866
Utilities	$90,326	$88,611	$81,202	$89,307	$81,804
Repairs/Maintenance	$63,367	$38,959	$41,031	$63,046	$39,329
Cleaning/Janitorial	$76,506	$68,043	$45,198	$58,788	$58,207
Grounds	$4,279	$5,392	$4,985	$4,427	$5,506
General/Administrative	$27,821	$15,053	$6,102	$7,832	$5,113
Management	$30,377	$30,377	$16,258	$21,000	$23,454
Non-reimburseable Expenses	$0	$0	$0	$0	$0
Replacement Reserves	$0	$0	$0	$0	$5,899
TOTAL EXPENSES	$368,365	$322,175	$303,292	$370,209	$345,284
NET OPERATING INCOME	$529,702	$412,722	$330,394	$436,409	$436,529
INCOME PER SQUARE FOOT					
Base Rent	$18.98	$18.98	$14.74	$18.98	$18.98
Expense Reimbursements	$3.85	-$0.34	$1.37	$1.53	$1.73
Net Parking Income	$0.00	$0.00	$0.00	$0.00	$0.00
POTENTIAL GROSS INCOME PER SF	$22.83	$18.64	$16.11	$20.51	$20.71
Vacancy & Collection Loss @ 4.0%	$0.00	$0.00	$0.00	$0.00	-$0.83
Other Income	$0.01	$0.05	$0.00	$0.00	$0.00
Base Rent Abatement	$0.00	$0.00	$0.00	$0.00	$0.00
EFFECTIVE GROSS INCOME PER SF	$22.83	$18.69	$16.11	$20.51	$19.88
EXPENSES PER SQUARE FOOT					
Real Estate Taxes	$1.71	$1.73	$2.60	$3.00	$3.00
Insurance	$0.22	$0.20	$0.16	$0.20	$0.20
Utilities	$2.30	$2.25	$2.06	$2.27	$2.08
Repairs/Maintenance	$1.61	$0.99	$1.04	$1.60	$1.00
Cleaning/Janitorial	$1.95	$1.73	$1.15	$1.49	$1.48
Grounds	$0.11	$0.14	$0.13	$0.11	$0.14
General/Administrative	$0.71	$0.38	$0.16	$0.20	$0.13
Management	$0.77	$0.77	$0.41	$0.53	$0.60
Non-reimburseable Expenses	$0.00	$0.00	$0.00	$0.00	$0.00
Replacement Reserves	$0.00	$0.00	$0.00	$0.00	$0.15
TOTAL EXPENSES PER SQUARE FOOT	$9.37	$8.19	$7.71	$9.41	$8.78
NOI PER SQUARE FOOT	$13.47	$10.49	$8.40	$11.10	$11.10
Rentable Area (SF):	39,329	39,329	39,329	39,329	39,329

*   The $151,301 expense reimbursements was a one time adjustment for payment shortages in prior period.

**   The -$13,485 expense reimbursement was was a one time adjustment for payment excess in prior period.

Unit expense data for the subject and comparable properties are summarized in the following table.

EXPENSE ANALYSIS PER SQUARE FOOT								
	Comp Data*				Subject			
	Comp 1	Comp 2	Comp 3	BOMA	Historical and Projected Expenses			
Year Built	2000	1999	2008		1985			
SF	71,827	160,000	164,333		39,329			
	Annualized		Annualized					
Type	(11 Mo.)	Annual	(11 Mo)		Actual	Actual	Annualized	IRR
Year	2010	2010	2010	2011	2010	2011	2012	Projection
Real Estate Taxes	$2.11	$2.54	$4.09	$2.70	$1.73	$2.60	$3.00	$3.00
Insurance	$0.15	$0.06	$0.20	$0.17	$0.20	$0.16	$0.20	$0.20
Utilities	$3.74	$0.00	$2.86	$2.60	$2.25	$2.06	$2.27	$2.08
Repairs/Maintenance	$1.78	$0.93	$1.01	$1.35	$0.99	$1.04	$1.60	$1.00
Cleaning/Janitorial	$1.30	$1.03	$1.18	$0.85	$1.73	$1.15	$1.49	$1.48
Grounds	$0.23	$0.26	$0.24	$0.17	$0.14	$0.13	$0.11	$0.14
General/Administrative	$0.40	$0.06	$0.03	$1.66	$0.38	$0.16	$0.20	$0.13
Management	$0.58	$0.64	$0.63	$0.49	$0.77	$0.41	$0.53	$0.60
Non-reimburseable Expenses	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Replacement Reserves	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.15
Total	$10.29	$5.52	$10.24	$9.99	$8.19	$7.71	$9.41	$8.78

*Comp 1: Confidential , GSA Building, Dallas, Texas
Comp 2: Confidential, Single Tenant Mid Rise, Irving, Texas
Comp 3: Confidential, Single Tenant Mid Rise, Tarrant County, Texas

It should be noted that Comp 2 excludes a utility expense as the tenant is directly responsible for utilities. Excluding the utility expense from the subject historical expenses, the historical expenses range from $5.94 to $7.07 per square foot, compared to the total expense of Comp 2 at $5.52/SF.

Operating Expense Analysis by Category

Discussions of our operating expense projections are presented in the following paragraphs.

Real Estate Taxes

This expense category includes all local, county, and state property tax levies. Our projection is based on the property assessment and tax rate for the subject, as discussed previously in the Real Estate Tax Analysis.

REAL ESTATE TAXES DETAIL									
	Comp 1	Comp 2	Comp 3	BOMA	Actual	Actual	Actual	Annualized	IRR Proj. -
	2010	2010	2010	2011	2009	2010	2011	2012	As Is
Total	–	–	–	–	$67,123	$68,063	$102,338	$118,105	$118,105
% of EGI	0.0%	15.5%	0.0%	–	7.5%	9.3%	16.1%	14.6%	15.1%
$/SF	$2.11	$2.54	$4.09	$2.70	$1.71	$1.73	$2.60	$3.00	$3.00

Insurance

Insurance expense includes property and casualty insurance for the subject. Our projection is consistent with the subject's expenses and comparable data.

| | | | | INSURANCE DETAIL | | | | |
	Comp 1 2010	Comp 2 2010	Comp 3 2010	BOMA 2011	Actual 2009	Actual 2010	Actual 2011	Annualized 2012	IRR Proj. - As Is
Total	–	–	–	–	$8,566	$7,677	$6,177	$7,704	$7,866
% of EGI	0.0%	0.3%	0.0%	–	1.0%	1.0%	1.0%	1.0%	1.0%
$/SF	$0.15	$0.06	$0.20	$0.17	$0.22	$0.20	$0.16	$0.20	$0.20

Utilities

Utility charges include water, sewer, gas, and electricity expenses, all of which are centrally metered and billed to the owner. Based on conversations with the seller's broker, the 2010 utility figure was above average due to a water leak and a higher electricity expense due to a higher electricity rate for 2 months between contracts for the electric service provider. Our projection is consistent with the subject's expenses and comparable data.

| | | | | UTILITIES DETAIL | | | | |
	Comp 1 2010	Comp 2 2010	Comp 3 2010	BOMA 2011	Actual 2009	Actual 2010	Actual 2011	Annualized 2012	IRR Proj. - As Is
Total	–	–	–	–	$90,326	$88,611	$81,202	$89,307	$81,804
% of EGI	0.0%	0.0%	0.0%	–	10.1%	12.1%	12.8%	11.1%	10.5%
$/SF	$3.74	$0.00	$2.86	$2.60	$2.30	$2.25	$2.06	$2.27	$2.08

Repairs/Maintenance

Repairs and maintenance includes expenditures to repair and maintain mechanical systems and structural components, encompassing payroll and contract costs, as appropriate. Excluded are alterations and major replacements, which are considered capital costs rather than periodic expenses. The 2009 maintenance and repairs expense included an exterior repair for the parking lot, elevator and HVAC repairs and roof repairs. Our projection is consistent with the subject's expenses and comparable data.

| | | | | REPAIRS/MAINTENANCE DETAIL | | | | |
	Comp 1 2010	Comp 2 2010	Comp 3 2010	BOMA 2011	Actual 2009	Actual 2010	Actual 2011	Annualized 2012	IRR Proj. - As Is
Total	–	–	–	–	$63,367	$38,959	$41,031	$63,046	$39,329
% of EGI	0.0%	5.6%	0.0%	–	7.1%	5.3%	6.5%	7.8%	5.0%
$/SF	$1.78	$0.93	$1.01	$1.35	$1.61	$0.99	$1.04	$1.60	$1.00

Cleaning/Janitorial

The cleaning/janitorial category includes contract janitorial services and supplies, window cleaning, and trash removal. The 2010 cleaning/janitorial expense was below the 2009 figures due to a new cleaning contract. Our projection is consistent with the subject's expenses and comparable data.

| | | | | CLEANING/JANITORIAL DETAIL | | | | |
	Comp 1 2010	Comp 2 2010	Comp 3 2010	BOMA 2011	Actual 2009	Actual 2010	Actual 2011	Annualized 2012	IRR Proj. - As Is
Total	–	–	–	–	$76,506	$68,043	$45,198	$58,788	$58,207
% of EGI	0.0%	6.3%	0.0%	–	8.5%	9.3%	7.1%	7.3%	7.4%
$/SF	$1.30	$1.03	$1.18	$0.85	$1.95	$1.73	$1.15	$1.49	$1.48

Grounds

Grounds expense includes landscaping maintenance and snow removal, if applicable. Our projection is consistent with the subject's expenses and comparable data.

	Comp 1 2010	Comp 2 2010	Comp 3 2010	BOMA 2011	Actual 2009	Actual 2010	Actual 2011	Annualized 2012	IRR Proj. - As Is
	GROUNDS DETAIL								
Total	–	–	–	–	$4,279	$5,392	$4,985	$4,427	$5,506
% of EGI	0.0%	1.6%	0.0%	–	0.5%	0.7%	0.8%	0.5%	0.7%
$/SF	$0.23	$0.26	$0.24	$0.17	$0.11	$0.14	$0.13	$0.11	$0.14

General/Administrative

General and administrative expenses consist of payroll and benefits expenses for on-site management staff and related office expenses. Also included are legal, accounting and other professional fees, license fees, and business taxes. Our projection is consistent with the subject's expenses and comparable data.

	Comp 1 2010	Comp 2 2010	Comp 3 2010	BOMA 2011	Actual 2009	Actual 2010	Actual 2011	Annualized 2012	IRR Proj. - As Is
	GENERAL/ADMINISTRATIVE DETAIL								
Total	–	–	–	–	$27,821	$15,053	$6,102	$7,832	$5,113
% of EGI	0.0%	0.4%	0.0%	–	3.1%	2.0%	1.0%	1.0%	0.7%
$/SF	$0.40	$0.06	$0.03	$1.66	$0.71	$0.38	$0.16	$0.20	$0.13

Management

Management fees are considered an expense of operation, whether the services are contracted or provided by the property owner. Typical management fees for properties of this type range from 3.0% to 5.0%. Considering that the subject is a single-tenant property with minimal management needs, we project an overall management fee of 3.0% of effective gross income.

	Comp 1 2010	Comp 2 2010	Comp 3 2010	BOMA 2011	Actual 2009	Actual 2010	Actual 2011	Annualized 2012	IRR Proj. - As Is
	MANAGEMENT DETAIL								
Total	–	–	–	–	$30,377	$30,377	$16,258	$21,000	$23,454
% of EGI	0.0%	3.9%	0.0%	–	3.4%	4.1%	2.6%	2.6%	3.0%
$/SF	$0.58	$0.64	$0.63	$0.49	$0.77	$0.77	$0.41	$0.53	$0.60

Replacement Reserves

For the subject property type and local market, it is customary to include replacement reserves as an expense line item in developing an estimate of net operating income.

NET OPERATING INCOME

Based on the preceding income and expense projections, net operating income is projected at $436,529.

CAPITALIZATION RATE SELECTION

A capitalization rate is used to convert net income into an indication of value. Selection of an appropriate capitalization rate considers the future income pattern of the property and investment risk associated with ownership. We use the following methods to derive a capitalization rate for the subject: analysis of comparable sales, review of national investor surveys, and the band of investment method.

Analysis of Comparable Sales

Capitalization rates derived from comparable sales are shown in the following table.

					Effective	
No.	Property Name	Year Built	Sale Date	Rentable Area	Price /SF	Overall Cap Rate
1	Social Security Administration	1940	Mar-12	22,792	$145.88	8.51%
2	1111 Freeport Pkwy	1998	Dec-11	98,820	$141.91	9.14%
3	Boyington Drive Office	1980	Jul-11	68,699	$91.70	9.20%
4	Dallas DEA Building	2000	Dec-10	71,827	$163.59	7.03%
	Average (Mean) Cap Rate:					8.43%

CAPITALIZATION RATE COMPARABLES

Based on this information, a capitalization rate within a range 7.03% to 9.2% could be expected for the subject. Given the location and building characteristics of the subject, a cap rate within the above range is thought to be reasonable.

National Investor Surveys

Data pertaining to investment grade properties from the PWC, ACLI, and Viewpoint surveys are summarized below.

	IRR-Viewpoint Year End 2011 National CBD Office	IRR-Viewpoint Year End 2011 National Suburban Office	PwC 3Q-2012 National CBD Office	PwC 3Q-2012 National Suburban Office	ACLI 2Q-2012 National Office
Range	5.25%-12.75%	6.5% - 10.0%	4.25%-10.00%	5.00%-10.50%	NA
Average	7.98%	8.13%	6.85%	7.53%	6.89%

CAPITALIZATION RATE SURVEYS – OFFICE PROPERTIES

Source: IRR-Viewpoint 2012; PwC Real Estate Investor Survey; American Council of Life Insurers Investment Bulletin.

CAPITALIZATION RATE TRENDS - OFFICE PROPERTIES



	4Q-10	1Q-11	2Q-11	3Q-11	4Q-11	1Q-12	2Q-12	3Q-12
CBD	7.53	7.42	6.95	6.91	6.84	7.03	6.86	6.85
SUBURB	8.17	8.04	7.60	7.47	7.43	7.52	7.57	7.53
ACLI	6.90	6.90	6.50	6.20	7.44	6.91	6.89	

Quarter/Year

CBD - PwC Real Estate Investor Survey - National CBD Office Market
SUBURB - PwC Real Estate Investor Survey - National Suburban Office Market
ACLI - American Council of Life Insurers Investment Bulletin - Office Properties

The PWC survey indicates that a going-in capitalization rate for Office properties ranges from 5.0% to 10.5% and averages 7.53%. We would expect the rate appropriate to the subject to be near the average in the survey data. Accordingly, based on the national survey data, a capitalization rate within a range of 7.5% to 8.0% could be expected for the subject.

The following table presents the PWC survey for the Dallas Office market.

Table 10
DALLAS OFFICE MARKET
Third Quarter 2012

	CURRENT	LAST QUARTER	1 YEAR AGO	2 YEARS AGO	4 YEARS AGO
DISCOUNT RATE (IRR)[a]					
Range	7.00% − 11.00%	7.50% − 12.00%	7.50% − 12.00%	8.00% − 12.00%	7.50% − 11.50%
Average	8.76%	9.02%	9.08%	9.51%	9.03%
Change (Basis Points)		− 26	− 32	− 75	− 27
OVERALL CAP RATE (OAR)[a]					
Range	5.50% − 10.00%	5.50% − 10.00%	6.25% − 11.00%	7.00% − 11.50%	6.00% − 10.00%
Average	7.85%	7.87%	8.04%	8.76%	7.67%
Change (Basis Points)		− 2	− 19	− 91	+ 18
RESIDUAL CAP RATE					
Range	7.00% − 11.00%	7.00% − 10.00%	7.00% − 10.00%	7.25% − 11.00%	6.50% − 10.00%
Average	8.19%	8.21%	8.36%	8.88%	8.25%
Change (Basis Points)		− 2	− 17	− 69	− 6
MARKET RENT CHANGE[b]					
Range	0.00% − 5.00%	0.00% − 5.00%	0.00% − 5.00%	0.00% − 0.00%	0.00% − 7.00%
Average	2.00%	1.83%	1.83%	0.00%	3.00%
Change (Basis Points)		+ 17	+ 17	+ 200	− 100
EXPENSE CHANGE[b]					
Range	2.50% − 3.00%	1.00% − 3.00%	1.00% − 3.00%	3.00% − 3.00%	3.00% − 3.00%
Average	2.95%	2.71%	2.67%	3.00%	3.00%
Change (Basis Points)		+ 24	+ 28	− 5	− 5
MARKETING TIME[c]					
Range	3 − 24	3 − 24	3 − 12	3 − 12	3 − 12
Average	8.4	7.6	6.4	6.8	6.5
Change (▼, ▲, =)		▲	▲	▲	▲

a. Rate on unleveraged, all-cash transactions   b. Initial rate of change   c. In months

As shown above, capitalization rates for office properties are declining locally and are averaging 7.85% overall.

Band of Investment

The band of investment method derives a capitalization rate from the weighted average of the mortgage and equity demands on net income generated from the property. This method involves an estimate of typical financing terms as well as an estimated rate of return on equity capital sufficient to attract investors. The rate indicated by this method is shown in the following table.

RealtyRates.com releases a quarterly investor survey which summarizes the debt structure investors are receiving from lenders as well as their equity requirements. The following tables summarize this data.

RealtyRates.com INVESTOR SURVEY - 3rd Quarter 2012"							
OFFICE - ALL TYPES							
Item	Input						OAR
Minimum							
Spread Over 10-Year Treasury	1.07%	**DCR Technique**		1.15	0.049755	0.80	**4.58**
Debt Coverage Ratio	1.15	**Band of Investment Technique**					
Interest Rate	2.87%	Mortgage		80%	0.049755	0.039804	
Amortization	30	Equity		20%	0.081495	0.016299	
Mortgage Constant	0.049755	OAR					**5.61**
Loan-to-Value Ratio	80%	**Surveyed Rates**					**5.33**
Equity Dividend Rate	8.15%						
Maximum							
Spread Over 10-Year Treasury	6.70%	**DCR Technique**		2.25	0.118169	0.50	**13.29**
Debt Coverage Ratio	2.25	**Band of Investment Technique**					
Interest Rate	8.50%	Mortgage		50%	0.118169	0.059084	
Amortization	15	Equity		50%	0.170460	0.085230	
Mortgage Constant	0.118169	OAR					**14.43**
Loan-to-Value Ratio	50%	**Surveyed Rates**					**13.71**
Equity Dividend Rate	17.05%						
Average							
Spread Over 10-Year Treasury	3.39%	**DCR Technique**		1.70	0.071450	0.68	**8.20**
Debt Coverage Ratio	1.70	**Band of Investment Technique**					
Interest Rate	5.19%	Mortgage		68%	0.071450	0.048229	
Amortization	25	Equity		33%	0.130426	0.042388	
Mortgage Constant	0.071450	OAR					**9.06**
Loan-to-Value Ratio	67.5%	**Surveyed Rates**					**10.19**
Equity Dividend Rate	13.04%						

"2nd Quarter 2012 Data   Copyright 2012 RealtyRates.com ™

BAND OF INVESTMENT METHOD					
MORTGAGE / EQUITY ASSUMPTIONS					
Loan To Value Ratio	68%				
Interest Rate	5.19%				
Amortization (Years)	25				
Mortgage Constant	0.0715				
Equity Ratio	33%				
Equity Dividend Rate	13.04%				
WEIGHTED AVERAGE OF MORTGAGE AND EQUITY REQUIREMENTS					
Mortgage Requirement	68%	x	7.15%	=	4.83%
Equity Requirement	33%	x	13.04%	=	4.24%
Indicated Capitalization Rate					9.06%
Rounded					9.00%

Capitalization Rate Conclusion

Considering the quality of the subject's income stream and its competitive position in the market, we conclude a capitalization rate as follows:

CAPITALIZATION RATE CONCLUSION	
Going-In Capitalization Rate	8.00%

DIRECT CAPITALIZATION ANALYSIS

Net operating income is divided by the capitalization rate to indicate the stabilized value of the subject. Valuation of the subject by direct capitalization is shown below.

DIRECT CAPITALIZATION	
	IRR Projection
Effective Gross Income	$781,813
Expenses	$345,284
Net Operating Income	$436,529
Capitalization Rate	8.00%
Indicated Value	$5,456,612
Rounded	$5,500,000

DISCOUNTED CASH FLOW ANALYSIS

We use Argus Version 14 software to develop a projection of periodic cash flows from the property over an anticipated investment holding period based on leases in place and anticipated changes in market rent and operating expenses. This analysis considers current market conditions and typical attitudes of informed investors concerning future trends. The table below sets forth the basic assumptions and projections utilized in our analysis.

DISCOUNTED CASH FLOW ANALYSIS GENERAL ASSUMPTIONS	
Cash Flow Software	
Program	Argus Version 14
Period of Analysis	
Analysis Start Date	12/01/12
Holding Period (Yrs)	10
Discount Rate and Reversion Cap Rate	
Discount Rate	9.00%
Reversion Capitalization Rate	8.25%
Market Rent Growth Rate	
Year 2	3.0%
Year 3	3.0%
Year 4 & after	3.0%
Other Growth Rates	
General Expenses	3.0%
Absorption of Vacant Space	
Total Rentable Area (SF)	39,329
Vacant SF	0
# Months to Absorb	0
Turnover Vacancy - Holding Period	
Argus General Vacancy Used?	Yes
Argus General Vacancy	4.0%
Capital Expenditures	
Capital Budget	Deducted per Capital Budget Summary
Reserves (SF)	$0.15
Reserves Deducted Below NOI?	Yes
Reversion Analysis Factors	
Vacancy/Collection Loss Treatment	
Collection Loss	0.0%
General Vacancy	4.0%
Selling Expenses	1.5%

The following table summarizes market lease terms, analyzed earlier, that are used in the discounted cash flow analysis.

CONCLUDED MARKET LEASE TERMS							
Space Type	SF	Market Rent/ SF/Yr	Rent Escal.	Lease Type	Lease Term (Mos.)	Free Rent (Mos.)	TI/SF New
Office	39,329	$19.00	$0.50/year	Gross	60	0	$30.00

Presented below are other market leasing assumptions utilized in the discounted cash flow analysis.

SPECULATIVE RENEWAL ASSUMPTIONS							
Space Type	Renewal Probability	TI-Weighted	LC-New	LC-Renewal	LC-Weighted	Mos. Vacant Btwn. Leases	Wtd. Avg. Down-time
Office	70%	$17.40	6.75%	3.00%	4.13%	6	2

Issues requiring additional discussion are addressed in the following paragraphs.

Holding Period

A ten-year holding period was utilized, which is typical for investors.

Market Rent Growth Rate

Prior to the onset of the current market downturn, investors were routinely anticipating growth rates in market rent of 3.0% - 4.5% per annum. At the current time, investors are very cautious as they have observed a significant decline in sales and leasing activity. We project market rent growth as follows: year 2 - 3%; year 3 - 3%; year 4 & after - 3%.

Absorption of Vacant Space

The subject has no vacant space and no absorption period was required.

Near-term Lease Expirations

The subject lease has an early termination option in 2018. Ownership indicated that there is a strong possibility that the tenant will terminate the lease at this time. Therefore, we consider the subject to have above average near-term lease expiration risk.

Renewal Probability

The subject has a lease termination option in 2018. Therefore, our projection assumes the tenant will exercise the early termination option.

Leasing Commissions

Leasing commissions in the area are paid primarily on a percentage basis, with some lease transactions brokered solely by an exclusive inside agent and others brokered by an outside agent with an override paid to the inside agent. For new tenants, total commissions are estimated at 6.75% of the total base rent of the lease, inclusive of amounts paid to inside and outside agents. For renewing tenants, commissions are typically half of this amount or 3.0%.

Tenant Improvement Allowance

Tenant improvement allowances are projected at $30.00 per square foot for new tenants

DISCOUNT RATE AND REVERSION CAPITALIZATION RATE SELECTION

Discount Rate

Data from national investor surveys that we consider in selecting discount and reversion capitalization rates is shown below.

INVESTOR SURVEYS – OFFICE PROPERTIES				
	IRR-Viewpoint Year End 2011 National CBD Office	IRR-Viewpoint Year End 2011 National Suburban Office	PwC 3Q-2012 National CBD Office	PwC 3Q-2012 National Suburban Office
DISCOUNT RATE				
Range	6.5%-13.0%	7.75%-12.0%	5.25%-12.00%	6.00%-12.50%
Average	9.21%	9.36%	8.50%	8.60%
REVERSION CAPITALIZATION RATE				
Range	5.5%-13.25%	7.5%-11.25%	5.25%-11.00%	6.00%-11.00%
Average	8.45%	8.63%	7.48%	7.98%
MARKET RENT GROWTH RATE				
Range	(5.0%)-8.0%	(5.0%)-8.0%	(1.50%)-10.00%	(3.00%)-4.00%
Average	1.20%	0.97%	2.59%	1.42%
EXPENSE GROWTH RATE				
Range	2.0%-3.0%	2.0%-3.0%	2.00%-3.00%	2.00%-4.00%
Average	2.62%	2.63%	2.69%	2.75%
Source: Viewpoint 2012 published by Integra Realty Resources; PwC Real Estate Investor Survey.				

OFFICE PROPERTY DISCOUNT RATE TRENDS



	4Q-10	1Q-11	2Q-11	3Q-11	4Q-11	1Q-12	2Q-12	3Q-12
CBD	8.65	8.64	8.49	8.59	8.38	8.61	8.53	8.5
SUBURB	9.14	9.11	8.73	8.56	8.51	8.68	8.72	8.6

Quarter/Year

CBD - PwC Real Estate Investor Survey - National CBD Office Market.
SUBURB - PwC Real Estate Investor Survey - National Suburban Office Market.

The PWC survey indicates that discount rates for Office properties range from 6.0% to 12.5% and average 8.6%. Rates have moved downward over the past year. Our conclusion is consistent with the market, 9.00%.

The following table presents the PWC survey for the Dallas Office market.

Reversion Capitalization Rate

The PWC survey indicates a range of 6.0% to 11.0%, with an average of 7.98%, for the Office property type. The average spread between the going-in and reversion rates is 45 basis points, and in general, reversion rates are typically 25 to 100 basis points greater than going-in rates. However, with the recent increase in overall rates, investors are estimating the reversion at about the same rates with no spread. We conclude a reversion capitalization rate of 8.25%. This represents a spread of 25 basis points over our concluded stabilized going-in rate of 8.00%, which appears to be within the range of market figures.

VALUE INDICATION – DISCOUNTED CASH FLOW ANALYSIS

The value indications produced by the discounted cash flow analysis are as follows:

DISCOUNTED CASH FLOW ANALYSIS INDICATED VALUE	
Appraisal Premise	Indicated Value
Market Value As Is	$4,400,000

ARGUS CASH FLOW CHART



GSA Building
4211 Cedar Springs
Dallas, TX

Softw are: ARGUS Ver. 15.0.1.26
File: 2012-1493 GSA Office
Property Type: Office/Industrial
Portfolio:
Date: 11/13/12
Time: 6:19 pm
Ref#: ABY
Page: 1

Schedule Of Prospective Cash Flow
In Inflated Dollars for the Fiscal Year Beginning 12/1/2012

For the Years Ending	Year 1 Nov-2013	Year 2 Nov-2014	Year 3 Nov-2015	Year 4 Nov-2016	Year 5 Nov-2017	Year 6 Nov-2018	Year 7 Nov-2019	Year 8 Nov-2020	Year 9 Nov-2021	Year 10 Nov-2022	Year 11 Nov-2023
Potential Gross Revenue											
Base Rental Revenue	$746,464	$746,464	$746,464	$746,464	$746,464	$856,285	$874,462	$894,127	$913,791	$933,456	$953,120
Absorption & Turnover Vacancy						(433,134)					
Scheduled Base Rental Revenue	746,464	746,464	746,464	746,464	746,464	423,151	874,462	894,127	913,791	933,456	953,120
CPI & Other Adjustment Revenue	20,528	43,538	67,238	91,649	116,792	9,908					
Expense Reimbursement Revenue											
Real Estate Tax	47,924	51,467	55,117	58,876	62,748	5,256	7,708	12,338	16,735	21,256	25,906
Insurance							513	822	1,115	1,416	1,725
Utilities							5,339	8,546	11,591	14,723	17,944
Repairs & Maint							2,567	4,108	5,573	7,078	8,627
Cleaning							3,799	6,081	8,248	10,476	12,768
Grounds							359	575	780	991	1,208
G&A							334	534	724	920	1,121
Management							1,413	2,274	3,098	3,950	4,828
Total Reimbursement Revenue	47,924	51,467	55,117	58,876	62,748	5,256	22,032	35,278	47,864	60,810	74,127
CPI Index Reimbursement	20,000	26,000	32,000	39,000	46,000						
Total Potential Gross Revenue	834,916	867,469	900,819	935,989	972,004	438,315	896,494	929,405	961,655	994,266	1,027,247
General Vacancy	(33,397)	(34,699)	(36,033)	(37,440)	(38,880)		(35,860)	(37,176)	(38,466)	(39,771)	(41,090)
Effective Gross Revenue	801,519	832,770	864,786	898,549	933,124	438,315	860,634	892,229	923,189	954,495	986,157
Operating Expenses											
Real Estate Tax	118,105	121,648	125,298	129,057	132,928	136,916	141,024	145,254	149,612	154,100	158,723
Insurance	7,866	8,102	8,345	8,595	8,853	9,119	9,392	9,674	9,964	10,263	10,571
Utilities	81,804	84,258	86,786	89,390	92,071	94,834	97,679	100,609	103,627	106,736	109,938
Repairs & Maint	39,329	40,509	41,724	42,976	44,265	45,593	46,961	48,370	49,821	51,315	52,855
Cleaning	58,207	59,953	61,752	63,604	65,512	67,478	69,502	71,587	73,735	75,947	78,225
Grounds	5,506	5,671	5,841	6,017	6,197	6,383	6,575	6,772	6,975	7,184	7,400
G&A	5,113	5,266	5,424	5,587	5,754	5,927	6,105	6,288	6,477	6,671	6,871
Management	24,046	24,983	25,944	26,956	27,994	13,149	25,819	26,767	27,696	28,635	29,585
Total Operating Expenses	339,976	350,390	361,114	372,182	383,574	379,399	403,057	415,321	427,907	440,851	454,168
Net Operating Income	461,543	482,380	503,672	526,367	549,550	58,916	457,577	476,908	495,282	513,644	531,989
Leasing & Capital Costs											
Tenant Improvements						1,367,793					
Leasing Commissions						644,462					
Replacement Reserves	5,899	6,076	6,259	6,446	6,640	6,839	7,044	7,255	7,473	7,697	7,928
Total Leasing & Capital Costs	5,899	6,076	6,259	6,446	6,640	2,019,094	7,044	7,255	7,473	7,697	7,928
Cash Flow Before Debt Service & Taxes	$455,644	$476,304	$497,413	$519,921	$542,910	($1,960,178)	$450,533	$469,653	$487,809	$505,947	$524,061

ARGUS PRESENT VALUE SCHEDULE



GSA Building	Software: ARGUS Ver. 15.0.1.26
4211 Cedar Springs	File: 2012-1493 GSA Office
Dallas, TX	Property Type: Office/Industrial
	Portfolio:
	Date: 11/13/12
	Time: 6:19 pm
	Ref#: ABY
	Page: 2

Prospective Present Value
Cash Flow Before Debt Service plus Property Resale
Discounted Annually (Endpoint on Cash Flow & Resale) over a 10-Year Period

Analysis Period	For the Year Ending	Annual Cash Flow	P.V. of Cash Flow @ 8.50%	P.V. of Cash Flow @ 8.75%	P.V. of Cash Flow @ 9.00%	P.V. of Cash Flow @ 9.25%	P.V. of Cash Flow @ 9.50%
Year 1	Nov-2013	$455,644	$419,948	$418,983	$418,022	$417,065	$416,113
Year 2	Nov-2014	476,304	404,599	402,741	400,896	399,063	397,243
Year 3	Nov-2015	497,413	389,429	386,749	384,094	381,464	378,857
Year 4	Nov-2016	519,921	375,162	371,724	368,325	364,965	361,643
Year 5	Nov-2017	542,910	361,059	356,928	352,854	348,835	344,872
Year 6	Nov-2018	(1,960,178)	(1,201,481)	(1,185,004)	(1,168,790)	(1,152,834)	(1,137,132)
Year 7	Nov-2019	450,533	254,518	250,451	246,457	242,536	238,686
Year 8	Nov-2020	469,653	244,534	240,072	235,703	231,423	227,230
Year 9	Nov-2021	487,809	234,090	229,291	224,601	220,017	215,537
Year 10	Nov-2022	505,947	223,772	218,682	213,717	208,877	204,157
Total Cash Flow		2,445,956	1,705,630	1,690,617	1,675,879	1,661,411	1,647,206
Property Resale @ 8.25% Cap		6,351,627	2,809,232	2,745,316	2,682,996	2,622,228	2,562,972
Total Property Present Value			$4,514,862	$4,435,933	$4,358,875	$4,283,639	$4,210,178
			==========	==========	==========	==========	==========
Rounded to Thousands			$4,515,000	$4,436,000	$4,359,000	$4,284,000	$4,210,000
			==========	==========	==========	==========	==========
Per SqFt			114.80	112.79	110.83	108.92	107.05
Percentage Value Distribution							
Assured Income			47.38%	47.90%	48.41%	48.93%	49.45%
Prospective Income			-9.60%	-9.79%	-9.96%	-10.14%	-10.33%
Prospective Property Resale			62.22%	61.89%	61.55%	61.21%	60.88%
			==========	==========	==========	==========	==========
			100.00%	100.00%	100.00%	100.00%	100.00%

VALUE INDICATION - INCOME CAPITALIZATION APPROACH

The income capitalization approach results in the following value indication.

INCOME CAPITALIZATION APPROACH INDICATED VALUE	
	Appraisal Premise
Method	Market Value As Is
Direct Capitalization	$5,500,000
Discounted Cash Flow	$4,400,000
Reconciled Value	$4,400,000
$/SF	$111.88

Note that a large gap is created between the Direct Capitalization approach and DCF, as the DCF projects the subject to re-lease in 2018 following the termination of the GSA lease. The termination results in negative operating income in Year 6 as a result of Leasing Commissions and Tenant Improvements needed to lease-up the property. Since the Direct Capitalization approach does not directly account for the subject's future cash flows, our reconciliation weighs the Discounted Cash Flow heavier.

RECONCILIATION AND CONCLUSION OF VALUE

Reconciliation involves the weighting of alternative value indications, based on the judged reliability and applicability of each approach to value, to arrive at a final value conclusion. Reconciliation is required because different value indications result from the use of multiple approaches and within the application of a single approach. The values indicated by our analyses are as follows:

SUMMARY OF VALUE INDICATIONS	
	Market Value As Is
Cost Approach	Not Used
Sales Comparison Approach	$4,500,000
Income Capitalization Approach	$4,400,000
Reconciled	$4,400,000

SALES COMPARISON APPROACH

The sales comparison approach is most reliable in an active market when an adequate quantity and quality of comparable sales data are available. In addition, it is typically the most relevant method for owner-user properties, because it directly considers the prices of alternative properties with similar utility for which potential buyers would be competing. The analysis and adjustment of the sales provides a reasonably narrow range of value indications. Nonetheless, it does not directly account for the income characteristics of the subject. Therefore, this approach is given secondary weight.

INCOME CAPITALIZATION APPROACH

The income capitalization approach is usually given greatest weight when evaluating investment properties. The value indication from the income capitalization approach is supported by market data regarding income, expenses and required rates of return. An investor is the most likely purchaser of the appraised property, and a typical investor would place greatest reliance on the income capitalization approach. For these reasons, the income capitalization approach is given greatest weight in the conclusion of value.

FINAL VALUE ESTIMATE

Based on the preceding valuation analysis, and subject to the definitions, assumptions, and limiting conditions expressed in the report, our opinion of value is as follows:

VALUE CONCLUSIONS			
Appraisal Premise	Interest Appraised	Date of Value	Value Conclusion
Market Value As Is	Leased Fee	November 9, 2012	$4,400,000

EXTRAORDINARY ASSUMPTIONS & HYPOTHETICAL CONDITIONS

The value conclusions are subject to the following extraordinary assumptions and hypothetical conditions that may affect the assignment results.

1. An on-site inspection was conducted with limited access to some areas of the building. This analysis assumes the inspected portions of the building are representative of the non-inpsected areas.

EXPOSURE AND MARKETING TIMES

Exposure time is the length of time the subject property would have been exposed for sale in the market had it sold on the effective valuation date at the concluded market value. Exposure time is always presumed to precede the effective date of the appraisal. *Marketing time* is an estimate of the amount of time it might take to sell a property at the estimated market value immediately following the effective date of value.

Based on our review of recent sales transactions for similar properties and our analysis of supply and demand in the local office market, presented earlier in this report, it is our opinion that the probable exposure time for the property is 12 months.

We foresee no significant changes in market conditions in the near term; therefore, it is our opinion that a reasonable marketing period is likely to be the same as the exposure time. Accordingly, we estimate the subject's marketing period at 12 months.

Our estimate is supported by the following national investor survey data.

OFFICE AVERAGE MARKETING TIME (MONTHS)		
	PwC 3Q-2012 National CBD Office	**PwC 3Q-2012 National Suburban Office**
Range	2.0 - 18.0	2.0 - 18.0
Average	7.8	8.5

Source: PwC Real Estate Investor Survey

CERTIFICATION

We certify that, to the best of our knowledge and belief:

1. The statements of fact contained in this report are true and correct.

2. The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are our personal, impartial, and unbiased professional analyses, opinions, and conclusions.

3. We have no present or prospective interest in the property that is the subject of this report and no personal interest with respect to the parties involved.

4. We have no bias with respect to the property that is the subject of this report or to the parties involved with this assignment.

5. Our engagement in this assignment was not contingent upon developing or reporting predetermined results.

6. Our compensation for completing this assignment is not contingent upon the development or reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal.

7. Our analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal practice.

8. The reported analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the requirements of the Code of Professional Ethics and Standards of Professional Appraisal Practice of the Appraisal Institute.

9. The use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives.

10. Kent C. Cullins made a personal inspection of the property that is the subject of this report. Mark R. Lamb, MAI, MRICS has personally inspected the subject. Donnie Sherwood, MAI, SR/WA completed an exterior inspection of the subject.

11. No one provided significant real property appraisal assistance to the person(s) signing this certification.

12. We have experience in appraising properties similar to the subject and are in compliance with the Competency Rule of USPAP.

13. We have not performed any services in connection with the subject property within the three-year period immediately preceding acceptance of this assignment, either as an appraiser or in any other capacity.

14.   As of the date of this report, Mark R. Lamb, MAI, MRICS has completed the continuing education program of the Appraisal Institute.



Kent C. Cullins
Senior Analyst
Certified General Real Estate Appraiser
TX Certificate # 1331606-G

Mark R. Lamb, MAI, MRICS
Managing Director
Certified General Real Estate Appraiser
TX Certificate # 1321648-G

ASSUMPTIONS AND LIMITING CONDITIONS

This appraisal is based on the following assumptions, except as otherwise noted in the report.

1. The title is marketable and free and clear of all liens, encumbrances, encroachments, easements and restrictions. The property is under responsible ownership and competent management and is available for its highest and best use.

2. There are no existing judgments or pending or threatened litigation that could affect the value of the property.

3. There are no hidden or undisclosed conditions of the land or of the improvements that would render the property more or less valuable. Furthermore, there is no asbestos in the property.

4. The revenue stamps placed on any deed referenced herein to indicate the sale price are in correct relation to the actual dollar amount of the transaction.

5. The property is in compliance with all applicable building, environmental, zoning, and other federal, state and local laws, regulations and codes.

6. The information furnished by others is believed to be reliable, but no warranty is given for its accuracy.

This appraisal is subject to the following limiting conditions, except as otherwise noted in the report.

1. An appraisal is inherently subjective and represents our opinion as to the value of the property appraised.

2. The conclusions stated in our appraisal apply only as of the effective date of the appraisal, and no representation is made as to the effect of subsequent events.

3. No changes in any federal, state or local laws, regulations or codes (including, without limitation, the Internal Revenue Code) are anticipated.

4. No environmental impact studies were either requested or made in conjunction with this appraisal, and we reserve the right to revise or rescind any of the value opinions based upon any subsequent environmental impact studies. If any environmental impact statement is required by law, the appraisal assumes that such statement will be favorable and will be approved by the appropriate regulatory bodies.

5. Unless otherwise agreed to in writing, we are not required to give testimony, respond to any subpoena or attend any court, governmental or other hearing with reference to the property without compensation relative to such additional employment.

6. We have made no survey of the property and assume no responsibility in connection with such matters. Any sketch or survey of the property included in this report is for illustrative purposes only and should not be considered to be scaled accurately for size. The appraisal covers the property as described in this report, and the areas and dimensions set forth are assumed to be correct.

7. No opinion is expressed as to the value of subsurface oil, gas or mineral rights, if any, and we have assumed that the property is not subject to surface entry for the exploration or removal of such materials, unless otherwise noted in our appraisal.

8. We accept no responsibility for considerations requiring expertise in other fields. Such considerations include, but are not limited to, legal descriptions and other legal matters such as legal title, geologic considerations such as soils and seismic stability, and civil, mechanical, electrical, structural and other engineering and environmental matters.

9. The distribution of the total valuation in the report between land and improvements applies only under the reported highest and best use of the property. The allocations of value for land and improvements must not be used in conjunction with any other appraisal and are invalid if so used. The appraisal report shall be considered only in its entirety. No part of the appraisal report shall be utilized separately or out of context.

10. Neither all nor any part of the contents of this report (especially any conclusions as to value, the identity of the appraisers, or any reference to the Appraisal Institute) shall be disseminated through advertising media, public relations media, news media or any other means of communication (including without limitation prospectuses, private offering memoranda and other offering material provided to prospective investors) without the prior written consent of the person signing the report.

11. Information, estimates and opinions contained in the report, obtained from third-party sources are assumed to be reliable and have not been independently verified.

12. Any income and expense estimates contained in the appraisal report are used only for the purpose of estimating value and do not constitute predictions of future operating results.

13. If the property is subject to one or more leases, any estimate of residual value contained in the appraisal may be particularly affected by significant changes in the condition of the economy, of the real estate industry, or of the appraised property at the time these leases expire or otherwise terminate.

14. No consideration has been given to personal property located on the premises or to the cost of moving or relocating such personal property; only the real property has been considered.

15. The current purchasing power of the dollar is the basis for the value stated in our appraisal; we have assumed that no extreme fluctuations in economic cycles will occur.

16. The value found herein is subject to these and to any other assumptions or conditions set forth in the body of this report but which may have been omitted from this list of Assumptions and Limiting Conditions.

17. The analyses contained in the report necessarily incorporate numerous estimates and assumptions regarding property performance, general and local business and economic conditions, the absence of material changes in the competitive environment and other matters. Some estimates or assumptions, however, inevitably will not materialize, and unanticipated events and circumstances may occur; therefore, actual

results achieved during the period covered by our analysis will vary from our estimates, and the variations may be material.

18. The *Americans with Disabilities Act (ADA)* became effective January 26, 1992. We have not made a specific survey or analysis of the property to determine whether the physical aspects of the improvements meet the *ADA* accessibility guidelines. We claim no expertise in *ADA* issues, and render no opinion regarding compliance of the subject with *ADA* regulations. Inasmuch as compliance matches each owner's financial ability with the cost to cure the non-conforming physical characteristics of a property, a specific study of both the owner's financial ability and the cost to cure any deficiencies would be needed for the Department of Justice to determine compliance.

19. The appraisal report is prepared for the exclusive benefit of the Client, its subsidiaries and/or affiliates. It may not be used or relied upon by any other party. All parties who use or rely upon any information in the report without our written consent do so at their own risk.

20. No studies have been provided to us indicating the presence or absence of hazardous materials on the subject property or in the improvements, and our valuation is predicated upon the assumption that the subject property is free and clear of any environment hazards including, without limitation, hazardous wastes, toxic substances and mold. No representations or warranties are made regarding the environmental condition of the subject property and the person signing the report shall not be responsible for any such environmental conditions that do exist or for any engineering or testing that might be required to discover whether such conditions exist. Because we are not experts in the field of environmental conditions, the appraisal report cannot be considered as an environmental assessment of the subject property.

21. The person signing the report may have reviewed available flood maps and may have noted in the appraisal report whether the subject property is located in an identified Special Flood Hazard Area. We are not qualified to detect such areas and therefore do not guarantee such determinations. The presence of flood plain areas and/or wetlands may affect the value of the property, and the value conclusion is predicated on the assumption that wetlands are non-existent or minimal.

22. Integra Realty Resources – DFW, LLP is not a building or environmental inspector. Integra DFW, LLP does not guarantee that the subject property is free of defects or environmental problems. Mold may be present in the subject property and a professional inspection is recommended.

23. The appraisal report and value conclusion for an appraisal assumes the satisfactory completion of construction, repairs or alterations in a workmanlike manner.

24. It is expressly acknowledged that in any action which may be brought against Integra Realty Resources – DFW, LLP, Integra Realty Resources, Inc. or their respective officers, owners, managers, directors, agents, subcontractors or employees (the "Integra Parties"), arising out of, relating to, or in any way pertaining to this engagement, the appraisal reports, or any estimates or information contained therein, the Integra Parties shall not be responsible or liable for an incidental or consequential damages or losses, unless the appraisal was fraudulent or prepared with gross

negligence. It is further acknowledged that the collective liability of the Integra Parties in any such action shall not exceed the fees paid for the preparation of the appraisal report unless the appraisal was fraudulent or prepared with gross negligence. Finally, it is acknowledged that the fees charged herein are in reliance upon the foregoing limitations of liability.

25. Integra Realty Resources – DFW, LLP, an independently owned and operated company, has prepared the appraisal for the specific purpose stated elsewhere in the report. The intended use of the appraisal is stated in the General Information section of the report. The use of the appraisal report by anyone other than the Client is prohibited except as otherwise provided. Accordingly, the appraisal report is addressed to and shall be solely for the Client's use and benefit unless we provide our prior written consent. We expressly reserve the unrestricted right to withhold our consent to your disclosure of the appraisal report (or any part thereof including, without limitation, conclusions of value and our identity), to any third parties. Stated again for clarification, unless our prior written consent is obtained, no third party may rely on the appraisal report (even if their reliance was foreseeable).

26. The conclusions of this report are estimates based on known current trends and reasonably foreseeable future occurrences. These estimates are based partly on property information, data obtained in public records, interviews, existing trends, buyer-seller decision criteria in the current market, and research conducted by third parties, and such data are not always completely reliable. Integra Realty Resources, Inc. and the undersigned are not responsible for these and other future occurrences that could not have reasonably been foreseen on the effective date of this assignment. Furthermore, it is inevitable that some assumptions will not materialize and that unanticipated events may occur that will likely affect actual performance. While we are of the opinion that our findings are reasonable based on current market conditions, we do not represent that these estimates will actually be achieved, as they are subject to considerable risk and uncertainty. Moreover, we assume competent and effective management and marketing for the duration of the projected holding period of this property.

27. All prospective value estimates presented in this report are estimates and forecasts which are prospective in nature and are subject to considerable risk and uncertainty. In addition to the contingencies noted in the preceding paragraph, several events may occur that could substantially alter the outcome of our estimates such as, but not limited to changes in the economy, interest rates, and capitalization rates, behavior of consumers, investors and lenders, fire and other physical destruction, changes in title or conveyances of easements and deed restrictions, etc. It is assumed that conditions reasonably foreseeable at the present time are consistent or similar with the future.

28. The appraisal is also subject to the following:

EXTRAORDINARY ASSUMPTIONS & HYPOTHETICAL CONDITIONS

The value conclusions are subject to the following extraordinary assumptions and hypothetical conditions that may affect the assignment results.

1. An on-site inspection was conducted with limited access to some areas of the building. This analysis assumes the inspected portions of the building are representative of the non-inpsected areas.

ADDENDUM A

APPRAISER QUALIFICATIONS

Integra Realty Resources
DFW

700 E. Campbell Road
Suite 265
Richardson, TX 75081

T 972-960-1222
F 972-960-2922

irr.com

Kent Cullins Experience

Analyst with the Dallas office of Integra Realty Resources DFW. Mr. Cullins has been involved in the appraisal and analysis of real estate, including office buildings, commercial, retail, industrial, mixed-use, apartments and other multifamily residential. Mr. Cullins joined Integra Realty Resources DFW in February 2008 and is currently in training for a general appraiser certification.

In July of 1999, Dallas based LamBis Consulting merged with Fort Worth based Appraisal/Data Services to form Integra Realty Resources DFW. Integra Realty Resources DFW maintains offices in Dallas and Fort Worth. The firm is part of Integra Realty Resources (IRR), a national independent valuation and consulting firm with 60 offices in the U.S.

Integra Realty Resources DFW has a number of valuation and consulting specialties. The firm's Senior Housing and Health Care Group conducts appraisals, market studies, and consulting assignments for senior housing and health care properties nationwide. Moreover, the firm's Retail and Multi-family Groups engage in valuation and consulting services for retail and apartment properties on a national basis as well. The Economics Division of Integra Realty Resources DFW prepares market studies, housing studies, and impact studies in addition to performing market research. The firm is also involved in the analysis of land, office, industrial, and special purpose properties in the Dallas-Fort Worth area. Further, utilizing the resources of Integra's 60 offices nationwide, the firm is actively involved in the completion of large portfolio engagements.

Professional Activities & Affiliations

Appraiser Trainee (TX-1338113)
Appraisal Institute, Associate Member
The Real Estate Council - Young Guns Program

Education

Mr. Cullins graduated from Baylor University in Waco, Texas where he received a Bachelor of Business Administration with a degree in Real Estate and Marketing.





kcullins@irr.com - 972-960-1222 x146

Mark R. Lamb, MAI, FRICS, CPA

Integra Realty Resources
DFW

700 E. Campbell Road
Suite 265
Richardson, TX 75081

T 972.960.1222
F 972.960.2922

irr.com

Experience

Mark Lamb is the Managing Director of the Dallas office of Integra Realty Resources DFW, LLP. He has been actively engaged in real estate valuation and consulting since 1984 and co-founded LamBis Consulting in 1991. In July of 1999, LamBis Consulting merged with Fort Worth based Appraisal/Data Services and became a Charter Stockholder in Integra Realty Resources. Operating locally as Integra Realty Resources DFW LLP it maintains offices in Dallas, Fort Worth and recently acquired a partial interest in IRR Miami, Florida.

Integra Realty Resources has more than 60 offices nationwide. Mr. Lamb specializes in the industrial, multi-family, office and retail sectors, conducting appraisals, market studies, and consulting assignments in over 30 states and Mexico. He has extensive experience valuing multiple property portfolios of retailers, restaurants and subdivisions. He has assisted a number of local municipalities in valuation for eminent domain. A partial list includes the cities of Colleyville, Dallas, Desoto, Fort Worth, Garland, Irving, Southlake and Mansfield.

Mr. Lamb has experience as an expert witness. He has consulted or testified on various litigation issues including, but are not limited to, ad valorem tax protest, wrongful demolition, environmental contamination, eminent domain, audit/appraisal issues related to savings and loans, business vs. real estate damages, Federal Tax issues, lease renewal, down-zoning and others.

Integra Realty Resources DFW has a number of valuation and consulting specialties. The firm's Senior Housing and Health Care Group conduct appraisals, market studies, and consulting assignments for senior housing and health care properties nationwide. The Economics Division of Integra Realty Resources DFW prepares market studies, housing studies, and impact studies. The firm is also a Condemnation Specialty Group which accommodates utility companies, municipalities, state and federal agencies.

Professional Activities & Affiliations

Appraisal Institute, Member (MAI) Appraisal Institute
Royal Institute of Chartered Surveyors, Member (MRICS) The Royal Institution of Chartered Surveyors

Licenses

Texas, Texas Certified General Appraiser, TX-1321648-G, Expires December 2013
Texas, State of Texas State Board of Public Accountancy, 47138, Expires March 2013
New Mexico, New Mexico General Certificate, 2510-G, Expires April 2014
Oklahoma, Oklahoma Real Estate Appraiser Board, 12187CGA, Expires January 2015
Arkansas, Arkansas State Certified General Appraiser, CG1140N, Expires August 2013
Arizona, State of Arizona Board of Appraisal, 31094, Expires June 2014
Louisiana, Louisiana Certified General, G0899, Expires December 2012
Georgia, Georgia Certified General Real Property Appraiser, 342032, Expires March 2013

Education

Mr. Lamb is a graduate of Luther College, Decorah, Iowa where he received a Bachelor of Arts Degree in Accounting. Mr. Lamb has successfully completed numerous real estate

mlamb@irr.com - 972.960.1222 x101





**Integra Realty Resources
DFW**

700 E. Campbell Road
Suite 265
Richardson, TX 75081

T 972.960.1222
F 972.960.2922

irr.com

Education (Cont'd)

related courses and seminars sponsored by the Appraisal Institute, International Right of Way Association, AICPA, CoreNet, and accredited universities.

Qualified Before Courts & Administrative Bodies

191st Judicial District Court, Dallas County, Texas,

Dallas County Court at Law Number 1, Dallas County, Texas

Dallas County Court at Law Number 4, Dallas County, Texas

US Bankruptcy Court Central District of California, Santa Ana Division

US Bankruptcy Court Northern District of Texas, Dallas Division

mlamb@irr.com - 972.960.1222 x101





Integra Realty Resources, Inc.
Corporate Profile

Integra Realty Resources, Inc. offers the most comprehensive property valuation and counseling coverage in the United States with 61 independently owned and operated offices in 33 states. Integra was created for the purpose of combining the intimate knowledge of well-established local firms with the powerful resources and capabilities of a national company. Integra offers integrated technology, national data and information systems, as well as standardized valuation models and report formats for ease of client review and analysis. Integra's local offices have an average of 25 years of service in the local market, and each is headed by a Managing Director who is an MAI member of the Appraisal Institute.

A listing of IRR's local offices and their Managing Directors follows:

ATLANTA, GA - Sherry L. Watkins., MAI, MRICS
AUSTIN, TX - Randy A. Williams, MAI, SR/WA, FRICS
BALTIMORE, MD - G. Edward Kerr, MAI, MRICS
BOISE, ID - Bradford T. Knipe, MAI, ARA, CCIM, CRE, FRICS
BOSTON, MA - David L. Cary, MAI, MRICS
CHARLOTTE, NC - Fitzhugh L. Stout, MAI, CRE, FRICS
CHICAGO, IL - Gary K. DeClark, MAI, CRE, FRICS
CHICAGO, IL - Eric L. Enloe, MAI, MRICS
CINCINNATI, OH - Gary S. Wright, MAI, SRA, FRICS
CLEVELAND, OH - Douglas P. Sloan, MAI
COLUMBIA, SC - Michael B. Dodds, MAI, CCIM, MRICS
COLUMBUS, OH - Bruce A. Daubner, MAI, FRICS
DALLAS, TX - Mark R. Lamb, MAI, CPA, MRICS
DAYTON, OH - Gary S. Wright, MAI, SRA, FRICS
DENVER, CO - Brad A. Weiman, MAI, MRICS
DETROIT, MI - Anthony Sanna, MAI, CRE, FRICS
FORT WORTH, TX - Donald J. Sherwood, MAI, SR/WA, FRICS
GREENSBORO, NC – Nancy Tritt, MAI, SRA
GREENVILLE, SC - Michael B. Dodds, MAI, CCIM, MRICS
HARTFORD, CT - Mark F. Bates, MAI, CRE, FRICS
HOUSTON, TX - David R. Dominy, MAI, CRE, FRICS
INDIANAPOLIS, IN - Michael C. Lady, MAI, SRA, CCIM, MRICS
JACKSONVILLE, FL –Robert Crenshaw, MAI
KANSAS CITY, MO/KS - Kenneth Jaggers, MAI, FRICS
LAS VEGAS, NV - Shelli L. Lowe, MAI, SRA, MRICS
LOS ANGELES, CA - John G. Ellis, MAI, CRE, FRICS
LOS ANGELES, CA - Matthew J. Swanson, MAI
LOUISVILLE, KY - George M. Chapman, MAI, SRA, CRE, FRICS
MEMPHIS, TN - J. Walter Allen, MAI, MRICS
MIAMI/PALM BEACH, FL - Scott M. Powell, MAI
MINNEAPOLIS, MN - Michael Amundson, MAI, CCIM, MRICS

NAPLES, FL - Carlton J. Lloyd, MAI
NASHVILLE, TN - R. Paul Perutelli, MAI, SRA, MRICS
NEW JERSEY COASTAL - Anthony M. Graziano, MAI, CRE, FRICS
NEW JERSEY NORTHERN - Barry J. Krauser, MAI, CRE, FRICS
NEW YORK, NY - Raymond T. Cirz, MAI, CRE, FRICS
ORANGE COUNTY, CA - Larry D. Webb, MAI, FRICS
ORLANDO, FL - Charles J. Lentz, MAI, MRICS
PHILADELPHIA, PA - Joseph Pasquarella, MAI, CRE, FRICS
PHOENIX, AZ - Walter Winius, Jr., MAI, CRE, FRICS
PITTSBURGH, PA - Paul D. Griffith, MAI, CRE, MRICS
PORTLAND, OR - Brian A. Glanville, MAI, CRE, FRICS
PROVIDENCE, RI - Gerard H. McDonough, MAI
RALEIGH, NC - Chris R. Morris, MAI, MRICS
RICHMOND, VA - Kenneth L. Brown, MAI, CCIM, MRICS
SACRAMENTO, CA - Scott Beebe, MAI, FRICS
ST. LOUIS, MO – P. Ryan McDonald, MAI
SALT LAKE CITY, UT - Darrin Liddell, MAI, CCIM, MRICS
SAN ANTONIO, TX - Martyn C. Glen, MAI, CRE, FRICS
SAN DIEGO, CA - Jeff Greenwald, MAI, SRA, FRICS
SAN FRANCISCO, CA - Jan Kleczewski, MAI, FRICS
SARASOTA, FL - Carlton J. Lloyd, MAI
SAVANNAH, GA - J. Carl Schultz, Jr., MAI, SRA, CRE, FRICS
SEATTLE, WA - Allen N. Safer, MAI, MRICS
SYRACUSE, NY - William J. Kimball, MAI, FRICS
TAMPA, FL - Bradford L. Johnson, MAI, MRICS
TULSA, OK - Robert E. Gray, MAI, FRICS
WASHINGTON, DC - Patrick C. Kerr, MAI, SRA, FRICS
WILMINGTON, DE - Douglas L. Nickel, MAI, FRICS
IRR de MEXICO - Oscar J. Franck Terrazas, MRICS
IRR CARIBBEAN – James Andrews, MAI, FRICS

Corporate Office
1133 Avenue of the Americas, 27th Floor, New York, New York 10036
Telephone: (212) 255-7858; Fax: (646) 424-1869; E-mail info@irr.com
Website: www.irr.com



ADDENDUM B

DEFINITIONS

DEFINITIONS

In most cases, the following definitions have been extracted, solely or in combination, from definitions and descriptions printed in:

- The Dictionary of Real Estate Appraisal, Fourth Edition, Appraisal Institute, Chicago, Illinois, 2002 (Dictionary).

- The Appraisal of Real Estate, Thirteenth Edition, Appraisal Institute, Chicago, Illinois, 2008 (Thirteenth Edition).

- Marshall Valuation Service, Marshall & Swift, Los Angeles, California, (MVS).

- 2008 BOMA Experience Exchange Report, Building Owners and Managers Association International, Washington, DC (BOMA EER).

- Standard Method for Measuring Floor Area in Office Buildings, Building Owners and Managers Association International, Washington, DC, 1996 (BOMA Standard).

Accrued Depreciation
The difference between the reproduction or replacement cost of the improvements on the effective date of the appraisal and the market value of the improvements on the same date. *(Dictionary)*

Class of Office Building (*Dictionary*)

For the purposes of comparison, office space is grouped into three classes. These classes represent a subjective quality rating of buildings, which indicates the competitive ability of each building to attract similar types of tenants. Combinations of factors such as rent, building finishes, system standards and efficiency, building amenities, location/accessibility, and market perception are used as relative measures. (Note that national cost estimating services may classify office buildings differently than local markets.)
Class A office buildings are the most prestigious office buildings competing for the premier office users, with rents above average for the area. Buildings have high-quality standard finishes, state-of-the-art systems, exceptional accessibility, and a definite market presence.

Class B office buildings compete for a wide range of users, with rents in the average range for the area. Building finishes are fair to good for the area and systems are adequate, but the buildings do not compete with Class A buildings at the same price.

Class C office buildings compete for tenants requiring functional space at rents below the average for the area.

Deferred Maintenance
Curable, physical deterioration that should be corrected immediately, although work has not commenced; denotes the need for immediate expenditures, but does not necessarily suggest inadequate maintenance in the past. *(Dictionary)*

Discounted Cash Flow (DCF) Analysis

The procedure in which a discount rate is applied to a set of projected income streams and a reversion. The analyst specifies the quantity, variability, timing, and duration of the income streams as well as the quantity and timing of the reversion and discounts each to its present value at a specified yield rate. DCF analysis can be applied with any yield capitalization technique and may be performed on either a lease-by-lease or aggregate basis. (*Dictionary*)

Disposition Value

The most probable price that a specified interest in real property is likely to bring under all of the following conditions:

1. Consummation of a sale will occur within a limited future marketing period specified by the client.

2. The actual market conditions currently prevailing are those to which the appraised property interest is subject.

3. The buyer and seller is each acting prudently and knowledgeably.

4. The seller is under compulsion to sell.

5. The buyer is typically motivated.

6. Both parties are acting in what they consider their best interests.

7. An adequate marketing effort will be made in the limited time allowed for the completion of a sale.

8. Payment will be made in cash in U.S. dollars or in terms of financial arrangements comparable thereto.

9. The price represents the normal consideration for the property sold, unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.

This definition can also be modified to provide for valuation with specified financing terms. See also distress sale; forced price; liquidation value; market value. *(Dictionary)*

Effective Date

The date at which the analyses, opinions, and advice in an appraisal, review, or consulting service apply. *(Dictionary)*

Entrepreneurial Incentive

The amount that an entrepreneur expects or wants to receive as compensation for providing coordination and expertise and assuming the risks associated with the development of a project. Entrepreneurial incentive is an amount anticipated, prior to development, whereas entrepreneurial profit is an amount earned, estimated after completion. *(Thirteenth Edition)*

Entrepreneurial Profit
A market-derived figure that represents the amount an entrepreneur receives for his or her contribution to a project and risk; the difference between the total cost of a property (cost of development) and its market value (property value after completion), which represents the entrepreneur's compensation for the risk and expertise associated with development. *(Dictionary)*

Excess Land; Surplus Land *(Dictionary)*

*Excess Land***:** In regard to an improved site, the land not needed to serve or support the existing improvement. In regard to a vacant site or a site considered as though vacant, the land not needed to accommodate the site's primary highest and best use. Such land may be separated from the larger site and have its own highest and best use, or it may allow for future expansion of the existing or anticipated improvement.

*Surplus Land***:** Land not necessary to support the highest and best use of the existing improvement but, because of physical limitations, building placement, or neighborhood norms, cannot be sold off separately. Such land may or may not contribute positively to value and may or may not accommodate future expansion of an existing or anticipated improvement.

Exposure Time
The time a property remains on the market. The estimated length of time the property interest being appraised would have been offered on the market prior to the hypothetical consummation of a sale at market value on the effective date of the appraisal; a retrospective estimate based on an analysis of past events assuming a competitive and open market. Exposure time is always presumed to occur prior to the effective date of the appraisal. The overall concept of reasonable exposure encompasses not only adequate, sufficient and reasonable time but also adequate, sufficient and reasonable effort. Exposure time is different for various types of real estate and value ranges and under various market conditions. *(Dictionary)*

Fee Simple Estate
Absolute ownership unencumbered by any other interest or estate, subject only to the limitations imposed by the governmental powers of taxation, eminent domain, police power, and escheat. (*Dictionary*)

Floor Area Ratio (FAR)
The relationship between the above-ground floor area of a building, as described by the building code, and the area of the plot on which it stands; in planning and zoning, often expressed as a decimal, e.g., a ratio of 2.0 indicates that the permissible floor area of a building is twice the total land area. *(Dictionary)*

Gross Building Area (GBA)
The total floor area of a building, including below-grade space but excluding unenclosed areas, measured from the exterior of the walls. Gross building area for office buildings is computed by measuring to the outside finished surface of permanent outer building walls without any deductions. All enclosed floors of the building including basements,

mechanical equipment floors, penthouses, and the like are included in the measurement. Parking spaces and parking garages are excluded. *(Dictionary)*

Highest and Best Use

The reasonably probable and legal use of vacant land or an improved property, which is physically possible, appropriately supported, financially feasible, and that results in the highest value. The four criteria the highest and best use must meet are legal permissibility, physical possibility, financial feasibility, and maximum productivity. (*Dictionary*)

Insurable Value

Value used by insurance companies as the basis for insurance. Often considered to be replacement or reproduction cost plus allowances for debris removal or demolition less deterioration and noninsurable items. Sometimes cash value or market value, but often entirely a cost concept. (*MVS*)

Leased Fee Interest

An ownership interest held by a landlord with the rights of use and occupancy conveyed by lease to others. The rights of the lessor (the leased fee owner) and the lessee are specified by contract terms contained within the lease. (*Dictionary*)

Leasehold Interest

The interest held by the lessee (the tenant or renter) through a lease transferring the rights of use and occupancy for a stated term under certain conditions. (*Dictionary*)

Lease Type

Gross Lease: A lease in which the landlord receives stipulated rent and is obligated to pay all or most of the property's operating expenses and real estate taxes. (Dictionary)

Modified Gross Lease: A lease in which certain types of expenses are paid by the landlord and other types are paid by the tenants. The meaning of the term "modified gross lease" varies from market to market; therefore the analyst should identify the specific expense responsibilities of the owner and tenant whenever the term is used. (Thirteenth Edition) The modified gross lease type is intended to include leases that are sometimes called net, single net, double net, partial net, and semi-gross.

Net Lease: A lease in which the tenant pays most but not all of the operating expenses of a property, and the landlord is responsible for some expenses. Sometimes called single net or double net lease. The net lease category is intended to include leases that do not meet the definition of a triple net or absolute net lease. Whenever the term net lease is used, an analyst should identify the specific expense responsibilities of the tenant and owner.

Triple Net Lease: A net lease under which the lessee assumes all expenses of operating a property, including both fixed and variable expenses and any common area maintenance that might apply, but the landlord is responsible for structural repairs. Also called net net net or NNN lease. (Dictionary)

Absolute Net Lease: A lease in which the tenant pays all expenses including structural maintenance and repairs; usually a long-term lease to a credit tenant. (Dictionary)

Liquidation Value

The most probable price that a specified interest in real property is likely to bring under all of the following conditions:

1. Consummation of a sale will occur within a severely limited future marketing period specified by the client.

2. The actual market conditions currently prevailing are those to which the appraised property interest is subject.

3. The buyer is acting prudently and knowledgeably.

4. The seller is under extreme compulsion to sell.

5. The buyer is typically motivated.

6. The buyer is acting in what he or she considers his or her best interest.

7. A limited marketing effort and time will be allowed for the completion of a sale.

8. Payment will be made in cash in U.S. dollars or in terms of financial arrangements comparable thereto.

9. The price represents the normal consideration for the property sold, unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.

This definition can be modified to provide for valuation with specified financing terms. *(Dictionary)*

Market Rent

The most probable rent that a property should bring in a competitive and open market reflecting all conditions and restrictions of the typical lease agreement, including the rental adjustment and revaluation, permitted uses, use restrictions, expense obligations, term, concessions, renewal and purchase options, and tenant improvements (TIs). *(Thirteenth Edition)*

Market Value

The most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

▪ buyer and seller are typically motivated;

▪ both parties are well informed or well advised, and acting in what they consider their best interests;

▪ a reasonable time is allowed for exposure in the open market;

- payment is made in terms of cash in United States dollars or in terms of financial arrangements comparable thereto; and

- the price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.

(Dictionary; 12 C.F.R. Part 34.42(g); 55 Federal Register 34696, August 24, 1990, as amended at 57 Federal Register 12202, April 9, 1992; 59 Federal Register 29499, June 7, 1994)

Marketing Time

The time it takes an interest in real property to sell on the market subsequent to the date of an appraisal. Reasonable marketing time is an estimate of the amount of time it might take to sell an interest in real property at its estimated market value during the period immediately after the effective date of the appraisal; the anticipated time required to expose the property to a pool of prospective purchasers and to allow appropriate time for negotiation, the exercise of due diligence, and the consummation of a sale at a price supportable by concurrent market conditions. *(Dictionary)*

Prospective Value Opinion

A forecast of the value expected at a specified future date. A prospective value opinion is most frequently sought in connection with real estate projects that are proposed, under construction, or under conversion to a new use, or those that have not achieved sellout or a stabilized level of long-term occupancy at the time the appraisal report is written. *(Dictionary)*

Rentable Area (RA)

The amount of space on which rent is based. Under the *BOMA Standard,* rentable area equals usable area plus common areas such as lobbies, corridors, washrooms, and mechanical rooms; however, rentable area specifically excludes vertical penetrations such as elevator shafts, stairs, pipe shafts and their enclosing walls. *(BOMA Standard)*

Replacement Cost

The estimated cost to construct, at current prices as of the effective appraisal date, a building with utility equivalent to the building being appraised, using modern materials and current standards, design and layout. (*Dictionary*)

Reproduction Cost

The estimated cost to construct, at current prices as of the effective date of the appraisal, an exact duplicate or replica of the building being appraised, using the same materials, construction standards, design, layout, and quality of workmanship and embodying all the deficiencies, superadequacies, and obsolescence of the subject building. (*Dictionary*)

Stabilized Occupancy

Occupancy at that point in time when abnormalities in supply and demand or any additional transitory conditions cease to exist and the existing conditions are those expected to continue over the economic life of the property; the optimum range of long-term occupancy which an income-producing real estate project is expected to achieve under competent management, after exposure for leasing in the open market for a reasonable period of time at terms and conditions comparable to competitive offerings. (*Dictionary*)

Usable Area

The actual occupied area, calculated by measuring the area enclosed by: the finished surface of the office side of corridor and other permanent walls; the inside finished surface of the permanent outer building wall or a major vertical penetration; and the center of partitions that separate the area being measured from adjoining usable areas. No deductions shall be made for columns and projections necessary to the building. Usable area does not include mechanical rooms, janitorial rooms, restrooms, upper level floor lobbies, and any major vertical penetrations of a multi-tenant floor. *(BOMA EER and BOMA Standard)*

Value As Is

The value of specific ownership rights to an identified parcel of real estate as of the effective date of the appraisal; relates to what physically exists and is legally permissible and excludes all assumptions concerning hypothetical market conditions or possible rezoning. *(Dictionary)*

ADDENDUM C

SUBJECT PHOTOGRAPHS



(Photo Taken on November 9, 2012)



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(Photo Taken on November 9, 2012)



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(Photo Taken on November 9, 2012)



(Photo Taken on November 9, 2012)



(Photo Taken on November 9, 2012)



(Photo Taken on November 9, 2012)



(Photo Taken on November 9, 2012)



(Photo Taken on November 9, 2012)

ADDENDUM D

FINANCIALS AND PROPERTY INFORMATION

Kent Texas Properties, LLC
Income Statement
For the Twelve Months Ending December 31, 2011

		Current Month			Year to Date	
Revenues						
Base Rental Income	$	579,657.56	84.78	$	579,657.56	84.78
Administrative Fees		0.00	0.00		0.00	0.00
Cost Reimbursement Income		54,027.53	7.90		54,027.53	7.90
Amort of below market lease		50,014.84	7.32		50,014.84	7.32
Total Revenues		683,699.93	100.00		683,699.93	100.00
Cost of Sales						
Total Cost of Sales		0.00	0.00		0.00	0.00
Gross Profit		683,699.93	100.00		683,699.93	100.00
Expenses						
Office Supplies and Expenses		0.00	0.00		0.00	0.00
Telecommunications Expense		3,258.95	0.48		3,258.95	0.48
Bank Service Fees		36.00	0.01		36.00	0.01
Property Management Fees		16,258.06	2.38		16,258.06	2.38
Property Insurance		6,177.07	0.90		6,177.07	0.90
Electricity		71,093.77	10.40		71,093.77	10.40
Elevator Repairs/Maintenance		6,725.50	0.98		6,725.50	0.98
Fire Monitoring/Security		1,621.36	0.24		1,621.36	0.24
Janitorial		45,198.13	6.61		45,198.13	6.61
Fire System Phone		0.00	0.00		0.00	0.00
Floor Mats		2,807.38	0.41		2,807.38	0.41
Landscaping/Irrigation		4,984.64	0.73		4,984.64	0.73
Parking Lot/ Exterior Maint		1,228.75	0.18		1,228.75	0.18
Pest Control		1,100.88	0.16		1,100.88	0.16
Trash Removal		1,617.17	0.24		1,617.17	0.24
Water		8,490.97	1.24		8,490.97	1.24
Window Washing/Repair		2,219.17	0.32		2,219.17	0.32
HVAC Repair		26,529.38	3.88		26,529.38	3.88
MIscellaneous Repairs		1,606.43	0.23		1,606.43	0.23
Property Taxes		102,337.90	14.97		102,337.90	14.97
Texas Margin Tax		0.00	0.00		0.00	0.00
Depreciation Expense		103,102.44	15.08		103,102.44	15.08
Amortization of In Place Lease		181,014.81	26.48		181,014.81	26.48
Amort of Tenant Improv Allow		34,491.54	5.04		34,491.54	5.04
Total Expenses		621,900.30	90.96		621,900.30	90.96
Net Income	$	61,799.63	9.04	$	61,799.63	9.04

Kent Texas Properties, LLC
Income Statement
For the Ten Months Ending October 31, 2012

	Current Month			Year to Date	
Revenues					
Base Rental Income	$	62,205.37	87.13	$ 622,053.70	85.72
Administrative Fees		0.00	0.00	100.00	0.01
Cost Reimbursement Income		3,746.69	5.25	50,028.61	6.89
Amort of below market lease		5,440.21	7.62	53,524.65	7.38
Total Revenues		71,392.27	100.00	725,706.96	100.00
Cost of Sales					
Total Cost of Sales		0.00	0.00	0.00	0.00
Gross Profit		71,392.27	100.00	725,706.96	100.00
Expenses					
Office Supplies and Expenses		0.00	0.00	99.25	0.01
Telecommunications Expense		357.61	0.50	3,459.93	0.48
Bank Service Fees		0.00	0.00	35.00	0.00
Property Management Fees		1,750.00	2.45	17,500.00	2.41
Property Insurance		645.66	0.90	6,420.33	0.88
Electricity		6,196.82	8.68	68,418.18	9.43
Elevator Repairs/Maintenance		721.42	1.01	7,604.20	1.05
Fire Monitoring/Security		70.36	0.10	2,088.92	0.29
Janitorial		4,875.44	6.83	48,989.69	6.75
Fire System Phone		0.00	0.00	0.00	0.00
Floor Mats		0.00	0.00	2,932.67	0.40
Landscaping/Irrigation		361.41	0.51	3,689.27	0.51
Parking Lot/ Exterior Maint		156.75	0.22	2,160.45	0.30
Pest Control		122.32	0.17	1,223.20	0.17
Trash Removal		174.07	0.24	1,740.70	0.24
Water		203.68	0.29	4,263.23	0.59
Window Washing/Repair		64.95	0.09	1,493.86	0.21
HVAC Repair		660.87	0.93	35,733.30	4.92
MIscellaneous Repairs		0.00	0.00	2,234.50	0.31
Property Taxes		10,479.24	14.68	98,421.12	13.56
Texas Margin Tax		0.00	0.00	0.00	0.00
Depreciation Expense		11,214.65	15.71	110,337.70	15.20
Amortization of In Place Lease		19,689.33	27.58	193,717.60	26.69
Amort of Tenant Improv Allow		3,751.71	5.26	36,912.00	5.09
Total Expenses		61,496.29	86.14	649,475.10	89.50
Net Income	$	9,895.98	13.86	$ 76,231.86	10.50

ADDENDUM E

COMPARABLE DATA

OFFICE SALE PROFILE

Location & Property Identification

Property Name:	Social Security Administration Building
Sub-Property Type:	Office
Address:	309 Monroe Avenue
City/State/Zip:	Memphis, TN 38103
County:	Shelby
Submarket:	Downtown
Market Orientation:	CBD
Property Location:	South side of Monroe Avenue, west side of Danny Thomas Blvd., Union Ave is on south end of property



Lat./Long.:	35.142397/-90.046433	IRR Event ID (513603)

Sale Information

Sale Price:	$3,325,000
Eff. R.E. Sale Price:	$3,325,000
Sale Date:	03/20/2012
Sale Status:	Closed
$/SF GBA:	$145.88
$/SF NRA:	$145.88
Case Study Type:	none
Grantee/Buyer:	309 Monroe Property LLC
Property Rights:	Leased Fee
% of Interest Conveyed:	100.00
Document Type:	Deed
Recording No.:	12032864
Verification Type:	Secondary Verification

Operating Data and Key Indicators

Effective Gross Income:	$407,959
Expenses:	$124,950
Net Operating Income:	$283,009
Operating Data Type:	In Place
EGIM Actual:	8.15
OAR(Cap. rate)Actual:	8.51%
Expense Ratio:	30.63%

Improvement and Site Data

MSA:	Memphis, TN-MS-AR Metropolitan Statistical Area
Legal/Tax/Parcel ID:	005002 00005C
GBA-SF:	22,792
NRA-SF:	22,792
Acres(Usable/Gross):	1.57/1.57
Land-SF(Usable/Gross):	68,389/68,389
Usable/Gross Ratio:	1.00
Year Built:	1940
Construction Desc.:	Masonry construction
No. of Buildings/Stories:	1/1
Total Parking Spaces:	78
Park. Ratio 1000 SF GLA:	3.42
Park. Ratio 1000 SF GBA:	3.42
Shape:	Rectangular
Topography:	Level
Zoning Code:	SE
Zoning Desc.:	South Entertainment
Flood Plain:	No
Source of Land Info.:	Public Records

Comments

An office building 100% leased to a GSA tenant for 15 years. There are 7 years remaining on the lease at the time of sale. Rent steps down after Year 10 when tenant improvement cost becomes amoritized.



IRR-DataPoint An IRR System

OFFICE SALE PROFILE

Location & Property Identification

Property Name:	1111 Freeport Pkwy
Sub-Property Type:	Office: Low - Rise
Address:	1111 Freeport Pky.
City/State/Zip:	Coppell, TX 75019
County:	Dallas
Submarket:	Coppell
Market Orientation:	Industrial Park
Property Location:	E of DFW, N of I-635 LBJ Fwy



Lat./Long.:   32.942546/-97.010459   IRR Event ID (539835)

Sale Information

Sale Price:	$14,024,000
Eff. R.E. Sale Price:	$14,024,000
Sale Date:	12/16/2011
Sale Status:	Closed
$/SF GBA:	$141.91
$/SF NRA:	$141.91
Grantor/Seller:	Coppell Properties LP
Grantee/Buyer:	KP Dallas LLC
Property Rights:	Leased Fee
% of Interest Conveyed:	100.00
Exposure Time:	6.00 (months)
Terms of Sale:	Cash to seller
Document Type:	Deed
Recording No.:	201100329869
Verified By:	Mr. Ken E. Gill
Verification Date:	4/3/12
Verification Source:	Marcus & Millichap
Verification Type:	Secondary Verification

Operating Data and Key Indicators

Potential Gross Income:	$1,281,800
Effective Gross Income:	$1,281,800
Net Operating Income:	$1,281,800
Operating Data Type:	In Place
GRM Actual:	10.94
EGIM Actual:	10.94
OAR(Cap. rate)Actual:	9.14%

Improvement and Site Data

MSA:	Dallas-Fort Worth-Arlington, TX Metropolitan Statistical Area
Legal/Tax/Parcel ID:	Account #180016200A0020000
GBA-SF:	98,820
NRA-SF:	98,820
Usable Floorplate-SF:	49,410
Acres(Usable/Gross):	6.83/6.83
Land-SF(Usable/Gross):	297,357/297,357
Usable/Gross Ratio:	1.00
Year Built:	1998
Building/M&S Class:	B/B
Improvements Cond.:	Good
No. of Buildings/Stories:	1/2
Total Parking Spaces:	243
Park. Ratio 1000 SF GLA:	2.46
No. Surface Spaces:	243
Park. Ratio 1000 SF GBA:	2.46
Elevators/Count:	Yes
Fire Sprinkler Type:	Yes
Air-Conditioning Type:	Roof Central Mounted
Shape:	Irregular
Frontage Feet:	345
Frontage Desc.:	Freeport Pkwy
Bldg. to Land Ratio FAR:	0.33
Zoning Code:	LI
Zoning Desc.:	Light Industrial



IRR-DataPoint
An IRR System

Improvement and Site Data (Cont'd)

Bldg. Phy. Info. Source: Broker
Source of Land Info.:   Public Records

Comments

This property is NNN leased to Avaya - a global provider of communication solutions.   There are 8 years remaining on the lease as of the end of 2011. This tenant is not investment grade.



OFFICE SALE PROFILE

Location & Property Identification

Property Name:	Boyington Drive Office Building
Sub-Property Type:	Office: Low - Rise
Address:	3350 Boyington Dr.
City/State/Zip:	Carrollton, TX 75006
County:	Dallas
Submarket:	Carrollton
Market Orientation:	Urban



Lat./Long.:   32.965045/-96.842132   IRR Event ID (539697)

Sale Information

Sale Price:	$6,300,000
Eff. R.E. Sale Price:	$6,300,000
Sale Date:	07/01/2011
Sale Status:	Closed
$/SF GBA:	$91.70
$/SF NRA:	$91.70
Case Study Type:	none
Grantor/Seller:	Land Holding LLC (PNC Bank)
Grantee/Buyer:	TN Properties
Property Rights:	Leased Fee
% of Interest Conveyed:	100.00
Terms of Sale:	Cash to Seller
Document Type:	Deed
Verification Source:	CBRE
Verification Type:	Secondary Verification

Operating Data and Key Indicators

Net Operating Income:	$579,600
Operating Data Type:	In Place
OAR(Cap. rate)Actual:	9.20%
EGIM Reported:	11.82

Improvement and Site Data

Legal/Tax/Parcel ID:	140032100C0020000
GBA-SF:	68,699
NRA-SF:	68,699

Acres(Usable/Gross):	6.87/6.87
Land-SF(Usable/Gross):	299,257/299,257
Usable/Gross Ratio:	1.00
Year Built:	1980
Most Recent Renovation:	1990
Building/M&S Class:	B/B
Improvements Cond.:	Good
Construction Desc.:	Masonry and glass
No. of Buildings/Stories:	1/2
Bldg. to Land Ratio FAR:	0.23
Zoning Desc.:	I
Source of Land Info.:	Public Records

Comments

Single tenant building is 100% leased to Certified Payment Processing. Lease runs April 1, 2011 through March 31, 2019. Rents steps of $1.00 PSF every two years bginning in year two.



IRR-DataPoint
An IRR System

OFFICE SALE PROFILE

Location & Property Identification

Property Name:	Dallas DEA Building
Sub-Property Type:	Office: Low - Rise
Address:	10160 W. Technology Blvd.
City/State/Zip:	Dallas, TX 75220
County:	Dallas
Submarket:	Love Field
Market Orientation:	Suburban



Lat./Long.:   32.859094/-96.901567   IRR Event ID (448738)

Sale Information

Sale Price:	$11,750,000
Eff. R.E. Sale Price:	$11,750,000
Sale Date:	12/29/2010
Sale Status:	Closed
$/SF GBA:	$159.13
$/SF NRA:	$163.59
Case Study Type:	none
Grantor/Seller:	Cowperwood DEA i, LP
Grantee/Buyer:	USGP Dallas, LP
Property Rights:	Leased Fee
% of Interest Conveyed:	100.00
Terms of Sale:	Cash to seller
Document Type:	Deed
Recording No.:	201000331870
Verified By:	Adrienne S. Barrow
Verification Date:	12/20/10
Verification Source:	Confidential (in house appraisal)
Verification Type:	Confirmed-Confidential

Operating Data and Key Indicators

Potential Gross Income:	$1,616,826
Vacancy Rate:	5%
Effective Gross Income:	$1,685,877
Expenses:	$859,832
Net Operating Income:	$826,045

Reserves Included:	No
Operating Data Type:	IRR Projection
GRM Actual:	7.27
EGIM Actual:	6.97
OAR(Cap. rate)Actual:	7.03%
Expense Ratio:	54.00%
Management Included:	Yes

Improvement and Site Data

MSA:	DALLAS-FORT WORTH-ARLINGTON, TX METROPOLITAN STATISTICAL AREA
Legal/Tax/Parcel ID:	0064990D000010900
GBA-SF:	73,838
NRA-SF:	71,827
Acres(Usable/Gross):	7.51/7.51
Land-SF(Usable/Gross):	327,070/327,070
Usable/Gross Ratio:	1.00
Year Built:	2000
No. of Buildings/Stories:	1/3
Total Parking Spaces:	200
Park. Ratio 1000 SF GLA:	2.78
Park. Ratio 1000 SF GBA:	2.71
Bldg. to Land Ratio FAR:	0.23
Excess/Surplus Land:	No
Zoning Code:	IR
Zoning Desc.:	Industrial Research
Source of Land Info.:	Public Records

Dallas DEA Building



IRR-DataPoint
An IRR System

Comments

Property was 100% leased to USGA. Cap rate based on IRR projected income and expenses. Lease term is from 02/2001 to 02/2021 with an early termination option after 02/2011. Lease rate is $27.57/SF for 10 years and decreases to $22.51 in 02/2011.

OFFICE LEASE PROFILE

Location & Property Identification

Property Name:	9400 NCX Building
Sub-Property Type:	Office: High - Rise
Address:	9400 N. Central Expy.
City/State/Zip:	Dallas, TX 75231
County:	Dallas
Submarket:	Vickery
Market Orientation:	Urban
Property Location:	BLK D/5457 PT LOT 1



Lat./Long.: 32.875924/-96.769806   IRR Event ID (596751)

Lease Information

Lessor:	NCX
Lessee:	IPS Advisors LLP
Init Year Contract Rate:	$19.50 /$/SF/YR
Effective Lease Rate:	$19.50 /$/SF/YR
Lease Commencement:	05/01/2012
Term of Lease:	90 months
Lease Type:	Local
Space Type:	Office
Verified with:	Confidential - Broker
Transaction Reliability:	Confirmed
NRA:	14,535
Leased Area:	14,535
Base Tenant Improv.:	$30.00
Over Base Dec.($/SF):	$30.00

Lease Expense Information

Lease Reimburse. Type:	Modified Gross
Tenant Pays:	Utilities

Improvement and Site Data

MSA:	Dallas-Ft. Worth-Arlington MSA
Legal/Tax/Parcel ID:	GLEN LAKES TOWERS REPLAT
GBA-SF:	433,407
NRA-SF:	392,457

Acres(Usable/Gross):	6.06/6.06
Land-SF(Usable/Gross):	263,795/263,973
Usable/Gross Ratio:	1.00
Year Built:	1981
Most Recent Renovation:	2007
Building/M&S Class:	A/S
Construction Desc.:	Steel
Multi-Tenant/Condo.:	Yes/No
Total Parking Spaces:	650
Park. Ratio 1000 SF GLA:	1.66
No. Surface Spaces:	350
No. Covered Spaces:	300
Park. Ratio 1000 SF GBA:	1.50
Elevators Count:	Yes/9.00
Bldg. to Land Ratio FAR:	1.64
Zoning Code:	PD-280
Zoning Desc.:	Planned Development District
Flood Plain:	No
Utilities:	Electricity, Water Public, Sewer, Gas, Telephone, CableTV
Utilities Desc.:	All to site.
Bldg. Phy. Info. Source:	Other
Source of Land Info.:	Public Records

Comments

9400 NCX Building

IRR-DataPoint
An IRR System

Comments (Cont'd)

6 months free. +E lease. TI $30 psf.

IRR-DataPoint
An IRR System

OFFICE LEASE PROFILE

Location & Property Identification

Property Name: Fountain Place

Address: 1445 Ross Avenue

City/State/Zip: Dallas, TX 75202

Market Orientation: CBD



Lat./Long.:   32.784490/-96.802165   IRR Event ID (595632)

Lease Information

Lessor:	Fountain Place
Lessee:	Hallett & Perrin
Init Year Contract Rate:	$20.00 /$/SF/YR
Effective Lease Rate:	$20.00 /$/SF/YR
Lease Commencement:	02/01/2012
Term of Lease:	128 months
Lease Type:	Local
Space Type:	Office
Verified with:	CASE Commercial
Transaction Reliability:	Confirmed
NRA:	23,427
Leased Area:	23,427

Topography:	Level
Bldg. to Land Ratio FAR:	16.45
Zoning Code:	CA-1 (A)
Source of Land Info.:	Public Records

Comments

8 months free. $45 psf in TI. New lease. +E. 128 months.

Lease Expense Information

Lease Reimburse. Type:	Modified Gross
Tenant Pays:	Tenant Utilities

Improvement and Site Data

Legal/Tax/Parcel ID:	0005150A0001A0000
GBA-SF:	1,297,418
NRA-SF:	1,297,418
Acres(Usable/Gross):	1.81/1.81
Land-SF(Usable/Gross):	78,843/78,843
Usable/Gross Ratio:	1.00
Year Built:	1984
Shape:	Square

Fountain Place



IRR-DataPoint
An IRR System

OFFICE LEASE PROFILE

Location & Property Identification

Property Name:	Westpoint I
Sub-Property Type:	Office: Mid - Rise
Address:	1255 Corporate Dr.
City/State/Zip:	Irving, TX 75038
County:	Dallas
Submarket:	North Irving
Market Orientation:	Urban



Lat./Long.: 32.887403/-96.967981 IRR Event ID (495914)

Lease Information

Lessor:	NNN Westpoint LLC
Lessee:	Internet Business Group
Init Year Contract Rate:	$17.00 /$/SF/YR
Effective Lease Rate:	$17.00 /$/SF/YR
Lease Commencement:	09/01/2011
Lease Expiration:	08/31/2018
Term of Lease:	84 months
Lease Type:	Local
Space Type:	Office
Escalations:	None
Verified with:	Russ Johnson - Grubb & Ellis - 972-450-3300
Transaction Reliability:	Confirmed
NRA:	31,863
Leased Area:	31,863

Lease Expense Information

Lease Reimburse. Type:	Gross + TE

Improvement and Site Data

GBA-SF:	150,019
NRA-SF:	150,019
Acres(Usable/Gross):	5.33/5.33
Land-SF(Usable/Gross):	232,000/232,000
Usable/Gross Ratio:	1.00
Year Built:	1998

Building/M&S Class:	A/B
Improvements Cond.:	Good
No. of Buildings/Stories:	1/6
Total Parking Spaces:	620
Park. Ratio 1000 SF GLA:	4.13
No. Surface Spaces:	470
No. Covered Spaces:	150
Park. Ratio 1000 SF GBA:	4.13
Bldg. to Land Ratio FAR:	0.64
Bldg. Phy. Info. Source:	Other
Source of Land Info.:	Public Records

Comments

Broker noted a 7 year term with 3 months free and $12/SF in TI's for second generation space. Space is on 1st and 3rd floors.

Westpoint I

OFFICE LEASE PROFILE

Location & Property Identification

Property Name:	MacArthur Plaza
Sub-Property Type:	Office: Mid - Rise
Address:	5525 N. MacArthur Blvd.
City/State/Zip:	Irving, TX 75038
County:	Dallas
Submarket:	North Irving
Market Orientation:	Suburban



Lat./Long.: 32.886226/-96.964221 IRR Event ID (517874)

Lease Information

Lessor:	MacArthur Plaza
Lessee:	TriStar
Init Year Contract Rate:	$16.50 /$/SF/YR
Effective Lease Rate:	$16.50 /$/SF/YR
Lease Commencement:	03/09/2011
Term of Lease:	63 months
Lease Type:	Local
Space Type:	Office
Escalations:	Fixed Steps
Verified with:	Confidential - Broker
Transaction Reliability:	Confirmed
NRA:	8,460
Leased Area:	8,460
Base Tenant Improv.:	$6.00

Lease Expense Information

Lease Reimburse. Type:	Modified Gross

Improvement and Site Data

MSA:	DALLAS-FORT WORTH-ARLINGTON, TX METROPOLITAN STATISTICAL AREA
GBA-SF:	185,545
NRA-SF:	185,545
Acres(Usable/Gross):	0.00/0.00
Land-SF(Usable/Gross):	0/0
Year Built:	1983
Building/M&S Class:	B/A
Improvements Cond.:	Average
Construction Desc.:	Reinforced concrete
No. of Buildings/Stories:	1/9
Multi-Tenant/Condo.:	Yes/No
Source of Land Info.:	Other

Comments

3 months free. $0.50 psf bumps, yearly. $6.00 psf in TI. +E.

MacArthur Plaza



ADDENDUM G

LETTER OF AUTHORIZATION



Integra Realty Resources
DFW

700 East Campbell
Suite 265
Richardson, Texas 75081

T 972-960-1222
F 972-960-2922
www.irr.com

November 2, 2012

Mr. Bryan Healey
Kent Financial Services, Inc.
5305 Miramar Ln.
Colleyville, TX 76034

SUBJECT: Proposal/Authorization for Valuation and Consulting Services
          GSA Office Building (the "Subject Property")
          4211 Cedar Springs Drive
          Dallas, TX 75219

Dear Bryan:

Integra Realty Resources DFW, appreciates the opportunity to provide this proposal for valuation and counseling services to Kent Financial Services, Inc..

Scope of Engagement

Purpose:	Provide an opinion of value
Intended Use of Report:	Internal Evaluation
Type of Value(s):	Market Value "as-is"
Property Rights:	Leased fee
Property Rights Excluded:	Going Concern, FF&E,
Effective Date:	Current
Intended Users:	Client
Report Format:	Self Contained
Approaches to Value:	All Applicable Approaches
Approaches to be Excluded:	Cost
Fee:	$5,500; (inclusive / exclusive of travel expenses)
Services billed hourly:	Work that exceeds the scope of this proposal including but not limited to testimony, preparation for testimony, reconstruction of financial statements, review of legal documents, meetings and conference calls that exceed the time allotted for an assignment of this nature
Retainer:	$2,750 – 50% of total fee
Delivery of Information:	Source Documents (Attachment II) are required in 48 hours
Delivery Report(s):	Electronic version 14 calendar days from receipt (November 16th) of executed engagement letter and requested source documents
Delivery of Hard Copies:	Three copies within 3 days of acceptance of Electronic Version



The appraisal and report will be prepared in conformance with and subject to, the Standards of Professional Practice and Code of Ethics of the Appraisal Institute and the *Uniform Standards of Professional Appraisal Practice* (USPAP) developed by the Appraisal Standards Board of the Appraisal Foundation.

The balance of the fee is due upon delivery of electronic version of report. Unless arrangements are made otherwise, a late charge of 15% per annum, commencing thirty (30) days after the receipt of invoice will be charged on any balance not paid; however, in no event shall this delinquency rate of interest exceed the maximum rate permitted by law. We shall also be entitled to recover our costs (including attorneys' fees), associated with collecting any amounts owed or otherwise incurred in connection with this engagement. Upon default, Client acknowledges that Integra Realty Resources DFW LLP appropriately disclosed its statutory right to file a lien against the Client's interest (existing or to be acquired) in subject property for any unpaid balance pursuant to this engagement.

In the event the assignment is canceled prior to completion, an invoice will be prepared reflecting the percentage of work completed as of that date. Any credits to the Client will be promptly refunded or any remaining balances to Integra Realty Resources DFW will be indicated on the invoice.

Should the Client request the assistance of Integra – DFW in hiring a special expert to contribute to this assignment (including but not limited to, a surveyor, environmental consultant, land planner, architect, engineer, business, personal property, machinery and equipment appraiser, among others), the Client agrees to perform their own due diligence to qualify said special expert. The Client agrees and acknowledges it is solely responsible in paying for the services of said special expert. Furthermore, the Client acknowledges that Integra Realty Resources DFW is not responsible for the actions and findings of the special expert and agrees to hold Integra – DFW harmless from any and all damages that may arise out of the Client's reliance on the special expert. The terms of Attachment I apply to this engagement and are hereby incorporated by reference.

Any delays in the receipt of this information or in the access to the property(ies) will automatically extend the final delivery date of the report(s) as proposed. Furthermore, the appraisal report and conclusions therein will be predicated upon the accuracy and completeness of the information provided by the Client and set forth in Attachment II. In the absence of some of this information, the appraisers will attempt to obtain this information from other sources and/or may require the use of Extraordinary Limiting Conditions and Assumptions within the appraisal report.

The appraisal reports will be limited by our standard Assumptions and Limiting Conditions and any Extraordinary Assumptions and Limiting Conditions, which become apparent or necessary during the course of the assignment. A copy of the standard Assumptions and Limiting Conditions is set forth in Attachment III.



The purpose of the appraisal report is to estimate the value of the Subject Property on behalf of the Client as the intended user of the appraisal report. The intended use of the appraisal report is to assist the Client, as the intended user of the appraisal report, in evaluating the Subject Property. The use of the appraisal report by anyone other than the Client and any other named Intended Users is prohibited. Accordingly, the appraisal report will be addressed to and shall be solely for the Client's use and benefit unless we provide our prior written consent. We expressly reserve the unrestricted right to withhold our consent to your disclosure of the appraisal report (or any part thereof including, without limitation, conclusions of value and our identity), to any third parties. Stated again for clarification, unless our prior written consent is obtained, no third party may rely on the appraisal report (even if their reliance was foreseeable).

If this proposal is acceptable, please authorize us to proceed by executing this letter agreement where noted below and returning one copy to the undersigned. Should you have any additional questions, please do not hesitate to contact the undersigned. Integra – DFW appreciates the opportunity to be considered for this assignment.

Sincerely,

INTEGRA REALTY RESOURCES DFW

Mark R. Lamb
Managing Director

Attachments

AGREED & ACCEPTED THIS _2_ **DAY OF** _November_ **, 2012.**

BY: Kent Financial Services, Inc. (the "Client")

AUTHORIZED SIGNATURE

Bryan R. Healey
NAME (PRINT)

